FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 15, 2016

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 4250708

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Cellcom Israel Announces Fourth Quarter and Full Year 2015 Results

2.	Cellcom Israel Ltd. and Subsidiaries – Consolidated Financial Statements as at December 31, 2015 (Audited)

 Item 1

Cellcom Israel announces

fourth Quarter and full year 2015 Results
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The Company concludes a year of successful operation in the landline market with over 70,000 Cellcom tv households and approximately 100,000 households in the wholesale market, as of today.

Cellcom Israel concludes 2015 with net income of NIS 97 million and EBITDA1 of NIS 872 million. Excluding a one-time expense as a result of entering a collective employment agreement and an expense regarding an employee voluntary retirement plan2, EBITDA totaled NIS 927 million.

2015 Full Year Highlights (compared to 2014):

▪	Total Revenues totaled to NIS 4,180 million ($1,071 million), compared to NIS 4,570 million ($1,171 million) last year, an 8.5% decrease.

▪	Service revenues totaled to NIS 3,132 million ($803 million), compared to NIS 3,565 million ($914 million) last year, a 12.1% decrease.

▪	EBITDA totaled to NIS 872 million ($ 223 million), compared to NIS 1,282 million ($329 million) last year, a 32.0% decrease.

▪	EBITDA margin 20.9%, down from 28.0% last year.

▪	Operating income totaled to NIS 310 million ($79 million), compared to NIS 662 million ($170 million) last year, a 53.2% decrease.

▪	Net income totaled to NIS 97 million ($25 million), compared to NIS 354 million ($91 million) last year, a 72.6% decrease.

▪	Cellular subscriber base totaled approx. 2.835 million subscribers (at the end of December 2015).

▪	Free cash flow[1] totaled to NIS 494 million ($127 million), compared to NIS 1,204 million ($309 million) last year, a 59.0% decrease.

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1 Please see "Use of Non-IFRS financial measures" section in this press release.

2 These expenses amounted to a total amount of NIS 55 million (see details in paragraph "EBITDA" section in this press release).

Fourth Quarter 2015 Highlights (compared to fourth quarter of 2014):

▪	Total Revenues totaled NIS 1,046 million ($268 million), compared to NIS 1,140 million ($292 million) in the same quarter last year, an 8.2% decrease.

▪	Service revenues totaled to NIS 757 million ($194 million), compared to NIS 835 million ($214 million) in the same quarter last year, a 9.3% decrease.

▪	EBITDA totaled to NIS 225 million ($58 million), compared to NIS 282 million ($72 million) in the same quarter last year, a 20.2% decrease.

▪	EBITDA margin 21.5%, down from 24.7% in the same quarter last year.

▪	Operating income totaled NIS 79 million ($20 million), compared to NIS 131 million ($34 million) in the same quarter last year, a 39.7% decrease.

▪	Net income totaled to NIS 19 million ($5 million), compared to NIS 55 million ($14 million) in the same quarter last year, a 65.5% decrease.

▪	Free cash flow totaled to NIS 121 million ($31 million), compared to NIS 174 million ($45 million) in the same quarter last year, a 30.5% decrease.

Commenting on the results, Nir Sztern, the Company's Chief Executive Officer, said:

“2015 reflects the full strength of the competition effects in recent years. Alongside dealing with the competition arena and the decline in the financial indices, 2015 was a significant year in the establishment of the Group’s strategy for the coming years. This was a year of breakthrough, of significant steps for our future as a communications group, offering a total value proposition to the customer. This was the year of Cellcom tv's successful launch, which revolutionized and offers an alternative to the consumer in the TV market, with over 70,000 households enjoying, as of today, the Cellcom tv experience. In 2015, the Group also began operating in the wholesale market with attractive offers to customers both in the triple play and the internet infrastructure and provider worlds. Despite the many challenges in the implementation of the reform, we are leading customer recruitment in the wholesale market with approximately 100,000 households, as of today.

Entering into the Golan Telecom acquisition agreement is another step in turning Cellcom into a leading communications group. We hope that, as was the case in many markets around the world, the transaction will be reviewed in Israel also based on relevant considerations. As we previously announced, we intend to maintain Golan Telecom as an independent company and we assure all Golan Telecom’s customers that all their existing agreements will be honored.

We were able to implement our strategy in recent years as a value enhancing communications group to the customer thanks to the Group’s excellent employees and managers, that engage in providing quality service to customers, and without them we would not have reached these achievements.”

Shlomi Fruhling, Chief Financial Officer, commented:

“During 2015, the Company moved to a growth path in the landline market by expanding operations with business customers, a successful Cellcom tv launch and a high customer recruitment rate for the wholesale market and the triple play offerings. Accordingly, we also recorded an increase in cost of revenues due to an increase in content costs and wholesale market communications costs. In the cellular market we have experienced a continued decline in service revenues which moderated throughout the year. We expect the level of competition in the market as characterized in 2015, to continue at the same pace in the coming quarters.

Despite the Company’s entry into new areas of operation, we managed to reduce selling, marketing, administrative and general expenses of the Group, which decreased by 4.4% compared to the corresponding year, and the investments in fixed assets which amounted to NIS 396 million, a 19% decrease compared to the previous year. Subsequently, the Group is committed and continues to work to adjust its costs and investments structure to the market’s condition.

The Group continued in 2015 also to act to lower its net debt, which at the end of the year amounted at NIS 2.75 billion, compared to NIS 2.96 billion last year. Free Cash Flow totaled in 2015 to NIS 494 million, a 59% decrease compared to the corresponding year. Most of the decrease resulted from a decrease in proceeds from customers in respect of services and handsets sold in 36 installments.

The Company's board of directors decided not to distribute a dividend for the fourth quarter of 2015, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in the future in light of market developments and the Company needs.”

Netanya, Israel – March 15, 2016 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the fourth quarter and full year ended December 31, 2015. Revenues for the fourth quarter and full year 2015 totaled NIS 1,046 million ($268 million) and NIS 4,180 million ($1,071 million), respectively; EBITDA for the fourth quarter 2015 totaled NIS 225 million ($58 million), or 21.5% of total revenues, and for the full year 2015 totaled NIS 872 million ($223 million), or 20.9% of total revenues; net income for the fourth quarter and full year 2015 totaled NIS 19 million ($5 million) and NIS 97 million ($25 million), respectively. Basic earnings per share for the fourth quarter and full year 2015 totaled NIS 0.18 ($0.05) and NIS 0.95 ($0.24), respectively.

Main Consolidated Financial Results for 2015 (compared to 2014 results):

	NIS millions		% of Revenues		% Change	US$ millions (convenience translation)
	2015	2014	2015	2014		2015	2014
Revenues - services	3,132	3,565	74.9%	78.0%	(12.1%)	803	914
Revenues - equipment	1,048	1,005	25.1%	22.0%	4.3%	268	257
Total revenues	4,180	4,570	100.0%	100.0%	(8.5%)	1,071	1,171
Cost of revenues - services	(2,000)	(1,983)	(47.8%)	(43.4%)	0.9%	(513)	(508)
Cost of revenues - equipment	(763)	(744)	(18.3%)	(16.3%)	2.6%	(195)	(191)
Total cost of revenues	(2,763)	(2,727)	(66.1%)	(59.7%)	1.3%	(708)	(699)
Gross profit	1,417	1,843	33.9%	40.3%	(23.1%)	363	472
Selling and marketing expenses	(620)	(672)	(14.8%)	(14.7%)	(7.7%)	(159)	(172)
General and administrative expenses	(465)	(463)	(11.1%)	(10.1%)	0.4%	(119)	(119)
Other expenses, net	(22)	(46)	(0.5%)	(1.0%)	(52.2%)	(6)	(12)
Operating income	310	662	7.4%	14.5%	(53.2%)	79	170
Financing expenses, net	(177)	(198)	(4.2%)	(4.3%)	(10.6%)	(45)	(51)
Profit before taxes on income	133	464	3.2%	10.2%	(71.3%)	34	119
Taxes on income	(36)	(110)	(0.9%)	(2.4%)	(67.3%)	(9)	(28)
Net income	97	354	2.3%	7.8%	(72.6%)	25	91
Free cash flow	494	1,204	11.8%	26.3%	(59.0%)	127	309
EBITDA	872	1,282	20.9%	28.0%	(32.0%)	223	329

Main Financial Data by Operating Segments:

	Cellcom Israel (*)	Netvision (**)	Consolidation adjustments (***)	Consolidated results
	2015
	NIS millions
Total revenues	3,371	991	(182)	4,180
Service revenues	2,441	858	(167)	3,132
Equipment revenues	930	133	(15)	1,048
Operating income	194	140	(24)	310
EBITDA	642	224	6	872
EBITDA, as percent of total revenues	19.0%	22.6%		20.9%

(*)	Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.
(**)	Netvision Ltd. and its subsidiaries.

(***)	Include inter-company revenues between Cellcom Israel and Netvision, amortization expenses attributable to the merger and consolidation adjustments.

Main Performance Indicators (data refers to cellular subscribers only):

	2015	2014	Change (%)
Cellular subscribers at the end of the year (in thousands)	2,835	2,967	(4.4%)
Churn Rate for cellular subscribers (in %)	42.0%	44.0%	(4.5%)
Monthly cellular ARPU (in NIS)	65.0	72.1	(9.8%)

Financial Review

Revenues for 2015 decreased 8.5% totaling NIS 4,180 million ($1,071 million), compared to NIS 4,570 million ($1,171 million) last year. The decrease in revenues is attributed mainly to a 12.1% decrease in service revenues, from NIS 3,565 million ($914 million) in 2014 to NIS 3,132 million ($803 million) in 2015, as a result of the increased competition in the market. The decrease in revenues was partially offset by an increase in equipment revenues, which totaled NIS 1,048 million ($268 million) in 2015 compared to NIS 1,005 million ($257 million) in 2014 and revenues from OTT TV services launched at the end of 2014. Netvision's contribution to total revenues totaled NIS 809 million ($207 million) (excluding inter-company revenues) in 2015, compared to NIS 853 million ($219 million) in 2014. The decrease in Netvision's contribution is mainly due to a decrease in revenues from internet services and international calling services and was partially offset by a 63.9% increase in equipment revenues.

The decrease in service revenues in 2015 resulted mainly from a 14.7% decrease in revenues from cellular services due to the ongoing price erosion of these services and a decrease in subscriber base, resulting from the intensified competition in the cellular market. The decrease in service revenues also resulted from a decrease in revenues from internet services and international calling services due to intensified competition. Netvision's contribution to service revenues totaled NIS 691 million ($177 million) (excluding inter-company revenues) in 2015, compared to NIS 781 million ($200 million) in 2014.

The increase in equipment revenues in 2015 resulted mainly from an approximately 63.9% increase in Netvision’s end-user equipment revenues in 2015, compared to 2014 (excluding inter-company revenues). Netvision's contribution to equipment revenues totaled NIS 118 million ($30 million) in 2015 (excluding inter-company revenues), compared to NIS 72 million ($18 million) in 2014.

Revenues for the fourth quarter of 2015 decreased 8.2% totaling NIS 1,046 million ($268 million), compared to NIS 1,140 million ($292 million) in the fourth quarter of last year. The decrease in revenues is attributed mainly to a 9.3% decrease in service revenues, which totaled NIS 757 million ($194 million) in the fourth quarter 2015 compared to NIS 835 million ($214 million) in the fourth quarter of 2014, as well as from a 5.2% decrease in equipment revenues, which totaled NIS 289 million ($74 million) in the fourth quarter of 2015 compared to NIS 305 million ($78 million) in the fourth quarter last year. Netvision's contribution to total revenues for the fourth quarter of 2015 totaled NIS 222 million ($57 million) (excluding inter-company revenues) compared to NIS 218 million ($56 million) in the fourth quarter of 2014.

The decrease in fourth quarter 2015 service revenues resulted mainly from a decrease in cellular services revenues, due to the ongoing erosion in the price of these services as a result of the intensified competition in the cellular market, as well as a decrease in revenues from international calling services. Netvision's contribution to service revenues for the fourth quarter of 2015 totaled NIS 165 million ($42 million) (excluding inter-company revenues) compared to NIS 187 million ($48 million) in the fourth quarter of last year.

The decrease in fourth quarter 2015 equipment revenues resulted mainly from a decrease in the number of cellular handsets sold during the fourth quarter of 2015 compared with the fourth quarter of 2014, which was partially offset by an increase in Netvision’s end-user equipment revenues. Netvision's contribution to equipment revenues for the fourth quarter of 2015 totaled NIS 57 million ($15 million) compared to NIS 31 million ($8 million) in the fourth quarter of 2014.

Cost of revenues for 2015 totaled NIS 2,763 million ($708 million), compared to NIS 2,727 million ($699 million) in 2014, a 1.3% increase. This increase is attributed to a 0.9% increase in the cost of service revenues and a 2.6% increase in the cost of equipment revenues. The increase in the cost of service revenues in 2015 compared with 2014, mainly resulted from an increase in content costs related to OTT TV services launched at the end of 2014, a one-time reduction of a provision for cell-sites rent expenses in the amount of NIS 44 million ($11 million), as well as a one-time cancelation of a provision for communications cables expenses in the amount of NIS 22 million ($6 million), both in 2014. This increase was partially offset by a decrease in other cost of revenues expenses such as depreciation and maintenance. Netvision's contribution to cost of service revenues (excluding inter-company expenses) decreased to NIS 450 million ($115 million) in 2015 from NIS 471 million ($121 million) in 2014, mainly due to a decrease in cost of revenues from international calling services and a decrease in communications cables expenses. The increase in cost of equipment revenues mainly resulted from an increase in Netvision's equipment sales to business customers. Netvision's contribution to cost of equipment revenues increased to NIS 101 million ($26 million) in 2015 from NIS 55 million ($14 million) in 2014.

Cost of revenues for the fourth quarter of 2015 decreased to NIS 688 million ($176 million) from NIS 732 million ($188 million) in the fourth quarter of 2014, a decrease of 6.0%. This decrease resulted mainly from a decrease in the cost of sales of handsets, as a result of a decrease in sales of such handsets and from a decrease in the cost of services as a result of efficiency measures, which were partially offset by an increase in content costs related to the OTT TV services launched at the end of 2014, and in Netvision’s end-user equipment costs.

Gross profit for 2015 decreased 23.1% to NIS 1,417 million ($363 million) from NIS 1,843 million ($472 million) in 2014. Netvision's contribution to the gross profit for 2015 totaled NIS 258 million ($66 million) compared to NIS 327 million ($84 million) in 2014. Gross profit margin for 2015 amounted to 33.9%, down from 40.3% in 2014.

Gross profit for the fourth quarter 2015 decreased 12.3% to NIS 358 million ($92 million) from NIS 408 million ($105 million) in the fourth quarter of 2014. Gross profit margin for the fourth quarter 2015 amounted to 34.2% down from 35.8% in the fourth quarter of last year.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for 2015 decreased 4.4% to NIS 1,085 million ($278 million), compared to NIS 1,135 million ($291 million) in 2014. This decrease is primarily the result of the efficiency measures implemented by the Company, which led to a decrease in advertising expenses and other expenses as well as a decrease in depreciation and amortization expenses attributable to the acquisition of Netvision. Netvision's contribution to SG&A expenses totaled NIS 143 million ($37 million) in 2015, including amortization expenses related to intangible assets attributable to the acquisition of Netvision, compared to NIS 142 million ($36 million) in 2014.

SG&A Expenses for the fourth quarter of 2015 increased 1.5% to NIS 277 million ($71 million), compared to NIS 274 million ($70 million) in the fourth quarter of last year. This increase resulted mainly from an increase in customer acquisition commissions, which was partially offset by efficiency measures implemented by the Company in respect of other expenses.

Operating income for 2015 decreased 53.2% to NIS 310 million ($79 million) from NIS 662 million ($170 million) in 2014. Netvision's contribution to operating income3 in 2015 totaled NIS 116 million ($30 million) compared to NIS 180 million ($46 million) in 2014.

Operating income for the fourth quarter of 2015 decreased 39.7% to NIS 79 million ($20 million) from NIS 131 million ($34 million) in the fourth quarter of last year. Netvision's contribution to operating income3 in the fourth quarter of 2015 totaled NIS 36 million ($9 million), compared to NIS 39 million ($10 million) in the fourth quarter of last year.

EBITDA for 2015 decreased 32.0% to NIS 872 million ($223 million) from NIS 1,282 million ($329 million) in 2014. EBITDA for 2015 excluding a one-time expense in an amount of approximately NIS 30 million, as a result of entering a collective employment agreement and an expense regarding an employee voluntary retirement plan in the amount of approximately NIS 25 million, totaled NIS 927 million ($238 million). EBITDA for 2015, as a percent of revenues, totaled 20.9% down from 28.0% in 2014. Netvision's contribution to EBITDA for 2015 totaled NIS 230 million ($59 million), (including consolidation adjustments) compared to NIS 315 million ($81 million) in 2014.

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3 Including amortization expenses related to intangible assets attributable to the acquisition of Netvision.

EBITDA for the fourth quarter of 2015 decreased 20.2% totaling NIS 225 million ($58 million) compared to NIS 282 million ($72 million) in the fourth quarter of last year. EBITDA for the fourth quarter of 2015, as a percent of fourth quarter revenues, totaled 21.5%, down from 24.7% in the fourth quarter of 2014. Netvision's contribution to EBITDA for the fourth quarter of 2015 totaled NIS 65 million ($17 million) (including consolidation adjustments) compared to NIS 72 million ($18 million) in the fourth quarter of 2014.

Other expenses for 2015 totaled NIS 22 million ($6 million) and primarily include an expense for an employee voluntary retirement plan in the amount of approximately NIS 25 million ($6 million), which was accrued for in the second quarter of 2015, compared to NIS 46 million ($12 million) in 2014, mainly from an expense for an employee voluntary retirement plan, in the amount of NIS 39 million, recorded in the second quarter of 2014.

Financing expenses, net for 2015 decreased 10.6% to NIS 177 million ($45 million), compared to NIS 198 million ($51 million) in 2014. The decrease mainly resulted from a decrease in interest expenses, associated with the Company's debentures, due to a lower debt level in 2015 compared with 2014.

Financing expenses, net for the fourth quarter 2015 decreased 14.3% to NIS 48 million ($12 million), compared to NIS 56 million ($14 million) in the fourth quarter of last year. The decrease resulted mainly from a decrease in interest expenses, associated with the Company's debentures, due to a lower debt level.

Taxes on income for 2015 decreased 67.3% to NIS 36 million ($9 million) from NIS 110 million ($28 million) in 2014. The decrease in taxes on income resulted mainly from a decrease in profit before taxes on income.

Taxes on income for the fourth quarter of 2015 decreased 40.0% to NIS 12 million ($3 million) from NIS 20 million ($5 million) in the fourth quarter of last year.

Net Income for 2015 decreased by 72.6% to NIS 97 million ($25 million) from NIS 354 million ($91 million) in 2014. Netvision's contribution to net income, including inter-company transactions, decreased from NIS 143 million ($37 million) in 2014 to NIS 86 million ($22 million) in 2015.

Net income for the fourth quarter 2015 decreased 65.5% to NIS 19 million ($5 million) from NIS 55 million ($14 million) in the fourth quarter of 2014. Netvision's contribution to net income in the fourth quarter of 2015 decreased to NIS 26 million ($7 million) from NIS 32 million ($8 million) in the fourth quarter of 2014.

Basic earnings per share for 2015 totaled NIS 0.95 ($0.24), compared to NIS 3.51 ($0.9) in 2014. Basic earnings per share for the fourth quarter of 2015 totaled NIS 0.18 ($0.05), compared to NIS 0.52 ($0.13) in the fourth quarter of last year.

Operating Review (data refers to cellular subscribers only)

Cellular subscriber base – at the end of 2015 the Company had approximately 2.835 million cellular subscribers, a decrease of approximately 132,000 subscribers net, or approximately 4.4%, compared to the cellular subscriber base at the end of 2014. In the fourth quarter of 2015, the Company's cellular subscriber base increased by approximately 3,000 net cellular subscribers.

Cellular Churn Rate for 2015 totaled 42.0%, compared to 44.0% in 2014. The cellular churn rate for the fourth quarter 2015 totaled to 11.1%, compared to 11.5% in the fourth quarter of last year. Both annual and quarterly churn rates were primarily affected by the intensified competition in the cellular market.

The monthly cellular Average Revenue per User (ARPU) for 2015 totaled NIS 65.0 ($16.6) compared to NIS 72.1 ($18.5) in 2014. ARPU for the fourth quarter of 2015 totaled NIS 63.0 ($16.0), compared to NIS 67.8 ($17.4) in the fourth quarter of last year. Both annual and quarterly ARPU were affected by the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market.

Financing and Investment Review

Cash Flow

Free cash flow for 2015 totaled NIS 494 million ($127 million), compared to NIS 1,204 million ($309 million) in 2014, a 59.0% decrease. Cash flows from operating activities for 2015 totaled NIS 835 million ($214 million), a 46.4% decrease compared to NIS 1,557 million ($399 million) in 2014. In 2015, the cash flow was affected by a decrease in service revenues in 2015 compared with 2014 and in proceeds from customers from end-user handsets sold in 36 installments. Cash flows used in investing activities totaled to NIS 341 million ($87 million) in 2015, compared to NIS 353 million ($90 million) in 2014.

Free cash flow for the fourth quarter of 2015 decreased by 30.5% totaling NIS 121 million ($31 million), from NIS 174 million ($45 million) in the fourth quarter of last year. The decrease in free cash flow resulted mainly from the decrease in proceeds from customers as a result of the erosion in the Company's current revenues.

Total Equity

Total Equity as of December 31, 2015 amounted to NIS 1,185 million ($304 million), primarily consisting of accumulated undistributed retained earnings of the Company.

Investments in Fixed Assets and Intangible Assets

During 2015 and the fourth quarter of 2015, the Company invested NIS 396 million ($101 million) and NIS 104 million ($27 million), respectively, in fixed assets and intangible assets (including, among others, investment in LTE 4 generation network, investments in information systems and software and investments in TV set-top boxes), compared to NIS 487 million ($125 million) and NIS 185 million ($47 million) in 2014 and the fourth quarter 2014, respectively.

Dividend

On March 14, 2016, the Company's board of directors decided not to declare a cash dividend for the fourth quarter of 2015. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2014 on Form 20-F, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of December 31, 2015, see "Disclosure for Debenture Holders" section in this press release.

Conference Call Details

The Company will hold a conference call discussing its results for the year 2015 and the fourth quarter of 2015 on Tuesday, March 15, 2016, at 10:00 am ET, 07:00 am PT, 14:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141	UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number: 03 918 0609	International Dial-in Number: +972 3 918 0609

at: 10:00 am Eastern Time; 07:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.835 million cellular subscribers (as at December 31, 2015) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2014.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.902 = US$ 1 as published by the Bank of Israel for December 31, 2015.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee retirement plans); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents), minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations in partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.

(An Israeli Corporation)

Consolidated Statements of Financial Position

			Convenience
			translation into
			US dollar
	December 31,	December 31,	December 31,
	2014	2015	2015
	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	1,158	761	195
Current investments, including derivatives	521	281	72
Trade receivables	1,417	1,254	321
Other receivables	65	104	27
Inventory	89	85	22

Total current assets	3,250	2,485	637

Trade and other receivables	824	785	201
Property, plant and equipment, net	1,834	1,745	447
Intangible assets, net	1,315	1,254	322
Deferred tax assets	17	9	2

Total non- current assets	3,990	3,793	972

Total assets	7,240	6,278	1,609

Liabilities
Current maturities of debentures	1,092	734	188
Trade payables and accrued expenses	773	677	173
Current tax liabilities	77	53	14
Provisions	101	110	28
Other payables, including derivatives	370	286	73

Total current liabilities	2,413	1,860	476

Debentures	3,548	3,054	783
Provisions	21	20	5
Other long-term liabilities	12	24	6
Liability for employee rights upon retirement, net	14	12	3
Deferred tax liabilities	140	123	32

Total non- current liabilities	3,735	3,233	829

Total liabilities	6,148	5,093	1,305

Equity attributable to owners of the Company
Share capital	1	1	-
Cash flow hedge reserve	(3)	(2)	-
Retained earnings	1,078	1,170	300

Non-controlling interests	16	16	4

Total equity	1,092	1,185	304

Total liabilities and equity	7,240	6,278	1,609

Cellcom Israel Ltd.

(An Israeli Corporation)

Consolidated Statements of Income

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2014	2015	2015
	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	4,927	4,570	4,180	1,071
Cost of revenues	(2,990)	(2,727)	(2,763)	(708)

Gross profit	1,937	1,843	1,417	363

Selling and marketing expenses	(717)	(672)	(620)	(159)
General and administrative expenses	(570)	(463)	(465)	(119)
Other income (expenses), net	1	(46)	(22)	(6)

Operating profit	651	662	310	79

Financing income	156	100	55	14
Financing expenses	(402)	(298)	(232)	(59)
Financing expenses, net	(246)	(198)	(177)	(45)

Profit before taxes on income	405	464	133	34

Taxes on income	(117)	(110)	(36)	(9)
Profit for the year	288	354	97	25
Attributable to:
Owners of the Company	287	351	95	25
Non-controlling interests	1	3	2	-
Profit for the year	288	354	97	25

Earnings per share
Basic earnings per share (in NIS)	2.89	3.51	0.95	0.24

Diluted earnings per share (in NIS)	2.86	3.48	0.95	0.24

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	99,495,525	99,924,306	100,589,458	100,589,458

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,319,724	100,706,282	100,589,530	100,589,530

Cellcom Israel Ltd.

(An Israeli Corporation)

Consolidated Statements of Cash Flows

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2014	2015	2015
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit for the year	288	354	97	25
Adjustments for:
Depreciation and amortization	676	610	562	144
Share based payment	9	3	3	1
Loss (gain) on sale of property, plant and equipment	2	7	(1)	-
Income tax expense	117	110	36	9
Financing expenses, net	246	198	177	45
Other income	(3)	-	-	-

Changes in operating assets and liabilities:
Change in inventory	27	(5)	4	1
Change in trade receivables (including long- term amounts)	576	422	209	54
Change in other receivables (including long- term amounts)	(34)	(35)	(34)	(9)
Change in trade payables, accrued expenses and provisions	(185)	(24)	(54)	(14)
Change in other liabilities (including long-term amounts)	(33)	36	(95)	(24)
Payments for derivative hedging contracts, net	(17)	(6)	-	-
Income tax paid	(119)	(119)	(68)	(18)
Income tax received	6	6	-	-
Net cash from operating activities	1,556	1,557	836	214

Cash flows used in investing activities
Acquisition of property, plant, and equipment	(275)	(289)	(305)	(78)
Acquisition of intangible assets	(90)	(77)	(91)	(23)
Dividend received	1	-	2	-
Change in current investments, net	(16)	(15)	231	59
Proceeds from (payments for) other derivative contracts, net	(10)	4	-	-
Proceeds from sale of property, plant and equipment	17	4	4	1
Interest received	29	23	15	4
Repayment of a long term deposit	-	-	48	12
Net cash used in investing activities	(344)	(350)	(96)	(25)

Cellcom Israel Ltd.

(An Israeli Corporation)

Consolidated Statements of Cash Flows (cont.)

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2014	2015	2015
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows used in financing activities
Payments for derivative contracts, net	(8)	(29)	(32)	(8)
Repayment of long term loans from banks	(6)	(12)	-	-
Repayment of debentures	(1,124)	(1,092)	(873)	(224)
Proceeds from issuance of debentures, net of issuance costs	-	326	(3)	(1)
Dividend paid	(81)	(4)	(1)	-
Interest paid	(350)	(295)	(227)	(58)

Net cash used in financing activities	(1,569)	(1,106)	(1,136)	(291)

Changes in cash and cash equivalents	(357)	101	(396)	(102)

Cash and cash equivalents as at the beginning of the year	1,414	1,057	1,158	297

Effect of exchange rate fluctuations on cash and cash equivalents	-	-	(1)	-

Cash and cash equivalents as at the end of the year	1,057	1,158	761	195

Cellcom Israel Ltd.

(An Israeli Corporation)

Reconciliation of Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2013 NIS millions	2014 NIS millions	2015 NIS millions	2015 US$ millions
Net income	288	354	97	25
Income taxes	117	110	36	9
Financing income	(156)	(100)	(55)	(14)
Financing expenses	402	298	232	59
Other expenses (income)	(1)	7	(3)	(1)
Depreciation and amortization	676	610	562	144
Share based payments	9	3	3	1
EBITDA	1,335	1,282	872	223

	Three-month period ended December 31
	2013 NIS millions	2014 NIS millions	2015 NIS millions	Convenience translation into US dollar 2015 US$ millions
Net income	102	55	19	5
Income taxes	38	20	12	3
Financing income	(49)	(28)	(11)	(3)
Financing expenses	79	84	59	15
Other expenses	-	3	1	-
Depreciation and amortization	163	148	143	37
Share based payments	2	-	2	1
EBITDA	335	282	225	58

Free cash flow

The following table shows the calculation of free cash flow:

	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2013 NIS millions	2014 NIS millions	2015 NIS millions	2015 US$ millions
Cash flows from operating activities(*)	1,556	1,557	835	214
Cash flows from investing activities	(344)	(350)	(96)	(25)
Sale of tradable debentures(**)	(2)	(3)	(245)	(62)
Free cash flow	1,210	1,204	494	127

	Three-month period ended December 31
	2013 NIS millions	2014 NIS millions	2015 NIS millions	Convenience translation into US dollar 2015 US$ millions
Cash flows from operating activities(*)	376	277	210	54
Cash flows from investing activities	(66)	(99)	8	2
Sale of tradable debentures(**)	(2)	(4)	(97)	(25)
Free cash flow	308	174	121	31

(*) Including the effect of exchange rate fluctuations on cash and cash equivalents.

(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.

(An Israeli Corporation)

Key financial and operating indicators (unaudited)

NIS millions unless otherwise stated	Q4-2013	Q1-2014	Q2-2014	Q3-2014	Q4-2014	Q1-2015	Q2-2015	Q3-2015	Q4-2015	FY-2014	FY-2015

Cellcom service revenues	774	728	728	680	648	619	612	618	592	2,784	2,441
Netvision service revenues	229	223	220	226	214	224	219	210	205	883	858

Cellcom equipment revenues	208	188	221	250	274	245	238	215	232	933	930
Netvision equipment revenues	24	15	14	15	33	32	16	28	57	77	133

Consolidation adjustments	(26)	(24)	(25)	(29)	(29)	(58)	(45)	(39)	(40)	(107)	(182)
Total revenues	1,209	1,130	1,158	1,142	1,140	1,062	1,040	1,032	1,046	4,570	4,180

Cellcom EBITDA	258	265	224	268	210	136	164	182	160	967	642
Netvision EBITDA	77	75	90	78	72	60	52	53	65	315	230
Total EBITDA	335	340	314	346	282	196	216	235	225	1,282	872

Operating profit	170	185	156	190	131	55	80	96	79	662	310
Financing expenses, net	30	27	64	51	56	18	62	49	48	198	177
Profit for the period	102	114	79	106	55	26	12	40	19	354	97

Free cash flow	308	366	361	303	174	127	119	127	121	1,204	494

Cellular subscribers at the end of period (in 000's)	*3,092	3,049	3,029	3,010	2,967	2,885	2,848	2,832	2,835	2,967	2,835
Monthly cellular ARPU (in NIS)	78.7	74.7	75.4	70.6	67.8	65.5	65.5	66.0	63.0	72.1	65.0
Churn rate for cellular subscribers (%)	9.9%	11.1%	11.1%	11.0%	11.5%	11.9%	10.2%	10.1%	11.1%	44.0%	42.0%

* After a removal of approximately 64,000 pre-paid subscribers from the Company's cellular subscriber base following a change to the subscribers counting mechanism.

Cellcom Israel Ltd.

(An Israeli Corporation)

Disclosure for debenture holders as of December 31, 2015

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.12.2015					As of 14.03.16		Interest Rate (fixed)	Principal Repayment Dates (3)		Interest Repayment Dates	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B(4)(8) **	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	370.041	441.665	23.094	464.759	229.148	185.020	219.558	5.30%	05.01.13	05.01.17	January 5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
D(7)**	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	599.203	701.733	18.162	719.895	741.214	599.203	693.762	5.19%	01.07.13	01.07.17	July 1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E(7)(8) **	06/04/09 30/03/11* 18/08/11*	1,798.962	327.266	326.760	20.174	346.934	172.077	163.633	163.633	6.25%	05.01.12	05.01.17	January 5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F(4)(5)(6) **	20/03/12	714.802	714.802	733.508	16.504	750.012	784.710	714.802	727.185	4.60%	05.01.17	05.01.20	January 5 and July 5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
G(4)(5)(6)**	20/03/12	285.198	285.198	285.600	9.777	295.377	319.336	285.198	285.198	6.99%	05.01.17	05.01.19	January 5 and July 5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H(4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	949.624	801.089	9.221	810.310	911.259	949.624	949.624	1.98%	05.07.18	05.07.24	January 5 and July 5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel-Aviv. Tel 03-6374355.
I(4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	557.705	557.705	498.043	11.323	509.366	564.564	557.705	557.705	4.14%	05.07.18	05.07.25	January 5 and July 5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel-Aviv. Tel 03-6374355.
Total		7,654.468	3,803.839	3,788.398	108.255	3,896.653	3,722.308	3,455.185	3,596.665

Comments:

(1) In the reporting period, the Company fulfilled all terms of the debentures. The Company also fulfilled all terms of the Indentures. Debentures Series F through I financial covenants - as of December 31, 2015 the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the Company's annual report for the year ended December 31, 2014 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service") was 3.06 (the net leverage without excluding one-time events was 3.16). In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Annual payments, excluding Series F through I debentures in which the payments are semi annual. (4) Regarding debenture Series B and F through I, the Company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding debenture Series F through I - the Company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2014 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service". (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, or the Exchange Offer, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. (8) On January 5, 2016, after the end of the reporting period, the Company repaid principal payments of approximately NIS 221 million of Series B debentures and approximately NIS 164 million of Series E debentures.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.

(**) As of December 31, 2015, all series of debentures are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2015 (cont.)

Debentures Rating Details*

Series	Rating Company	Rating as of 31.12.2015 (1)	Rating as of 14.03.2016	Rating assigned upon issuance of the Series	Recent date of rating as of 14.03.2016	Additional ratings between original issuance and the recent date of rating as of 14.03.2016 (2)
Rating
B	S&P Maalot	A+	A+	AA-	09/2015	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015	AA-, AA,AA-,A+ (2)
D	S&P Maalot	A+	A+	AA-	09/2015	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015	AA-, AA,AA-,A+ (2)
E	S&P Maalot	A+	A+	AA	09/2015	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015	AA,AA-,A+ (2)
F	S&P Maalot	A+	A+	AA	09/2015	5/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	09/2015	5/2012, 11/2012, 06/2013, 06/2014 08/2014, 01/2015, 09/2015	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	09/2015	06/2014, 08/2014, 01/2015, 09/2015	A+ (2)
I	S&P Maalot	A+	A+	A+	09/2015	06/2014, 08/2014, 01/2015, 09/2015	A+ (2)

(1)	In September 2015, S&P Maalot affirmed the Company's rating of “ilA+/stable”.

(2)	In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015 and September 2015, S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated September 17, 2015.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2015

a.	Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	563,929	162,950	-	-	-	173,693
Second year	636,783	219,972	-	-	-	130,334
Third year	329,751	196,961	-	-	-	76,966
Fourth year	329,751	139,939	-	-	-	54,486
Fifth year and on	922,760	435,247	-	-	-	113,644
Total	2,782,974	1,155,069	-	-	-	549,123

b.	Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS) – None.

c.	Credit from banks in Israel based on the Company's "solo" financial data (in thousand NIS) - None.

d.	Credit from banks abroad based on the Company's "solo" financial data (in thousand NIS) - None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	563,929	162,950	-	-	-	173,693
Second year	636,783	219,972	-	-	-	130,334
Third year	329,751	196,961	-	-	-	76,966
Fourth year	329,751	139,939	-	-	-	54,486
Fifth year and on	922,760	435,247	-	-	-	113,644
Total	2,782,974	1,155,069	-	-	-	549,123

f.	Out of the balance sheet Credit exposure based on the Company's "solo" financial data - None.

g.	Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.	Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2015 (cont.)

i.	Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.	Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	5,956	683	-	-	-	1,882
Second year	6,264	701	-	-	-	1,518
Third year	3,687	1,409	-	-	-	1,131
Fourth year	3,687	1,391	-	-	-	975
Fifth year and on	18,437	10,917	-	-	-	2,736
Total	38,031	15,101	-	-	-	8,242

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Item 2

Cellcom Israel Ltd.

and Subsidiaries

Consolidated Financial

Statements

As at December 31, 2015

(Audited)

Contents

Page

Report of Independent Registered Public Accounting Firm	F3-F4

Consolidated Financial Statements

Consolidated Statements of Financial Position	F5

Consolidated Statements of Income	F6

Consolidated Statements of Comprehensive Income	F7

Consolidated Statements of Changes in Equity	F8

Consolidated Statements of Cash Flows	F9-F10

Notes to the Consolidated Financial Statements	F11-F71

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of

Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of financial position of Cellcom Israel Ltd. (hereinafter – “the Company”) and subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. We also have audited the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cellcom Israel Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The accompanying consolidated financial statements as of and for the year ended December 31, 2015 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel Aviv, Israel

March 14, 2016

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Financial Position

				Convenience
				translation into
				US dollar (Note 2D)
		December 31,	December 31,	December 31,
		2014	2015	2015
	Note	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	8	1,158	761	195
Current investments, including derivatives		521	281	72
Trade receivables	9	1,417	1,254	321
Other receivables	9	65	104	27
Inventory	10	89	85	22

Total current assets		3,250	2,485	637

Trade and other receivables	9	824	785	201
Property, plant and equipment, net	11	1,834	1,745	447
Intangible assets, net	12	1,315	1,254	322
Deferred tax assets	28	17	9	2

Total non- current assets		3,990	3,793	972

Total assets		7,240	6,278	1,609

Liabilities
Current maturities of debentures	17	1,092	734	188
Trade payables and accrued expenses	13	773	677	173
Current tax liabilities	28	77	53	14
Provisions	14	101	110	28
Other payables, including derivatives	15	370	286	73

Total current liabilities		2,413	1,860	476

Debentures	17	3,548	3,054	783
Provisions	14	21	20	5
Other long-term liabilities	16	12	24	6
Liability for employee rights upon retirement, net	18	14	12	3
Deferred tax liabilities	28	140	123	32

Total non- current liabilities		3,735	3,233	829

Total liabilities		6,148	5,093	1,305

Equity attributable to owners of the Company	19
Share capital		1	1	-
Cash flow hedge reserve		(3)	(2)	-
Retained earnings		1,078	1,170	300

Non-controlling interests		16	16	4

Total equity		1,092	1,185	304

Total liabilities and equity		7,240	6,278	1,609

Date of approval of the consolidated financial statements: March 14, 2016.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Income

					Convenience
					translation into
					US dollar (Note 2D)
		Year ended	Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,	December 31,
		2013	2014	2015	2015
	Note	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	22	4,927	4,570	4,180	1,071
Cost of revenues	23	(2,990)	(2,727)	(2,763)	(708)

Gross profit		1,937	1,843	1,417	363

Selling and marketing expenses	24	(717)	(672)	(620)	(159)
General and administrative expenses	25	(570)	(463)	(465)	(119)
Other income (expenses), net	26	1	(46)	(22)	(6)

Operating profit		651	662	310	79

Financing income		156	100	55	14
Financing expenses		(402)	(298)	(232)	(59)
Financing expenses, net	27	(246)	(198)	(177)	(45)

Profit before taxes on income		405	464	133	34

Taxes on income	28	(117)	(110)	(36)	(9)
Profit for the year		288	354	97	25
Attributable to:
Owners of the Company		287	351	95	25
Non-controlling interests		1	3	2	-
Profit for the year		288	354	97	25

Earnings per share	19
Basic earnings per share (in NIS)		2.89	3.51	0.95	0.24

Diluted earnings per share (in NIS)		2.86	3.48	0.95	0.24

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)		99,495,525	99,924,306	100,589,458	100,589,458

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)		100,319,724	100,706,282	100,589,530	100,589,530

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income

				Convenience
				translation into
				US dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2014	2015	2015
	NIS millions	NIS millions	NIS millions	US$ millions

Profit for the year	288	354	97	25
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss	14	13	1	-
Changes in fair value of cash flow hedges	(16)	-	-	-
Tax on other comprehensive income items that were or will be transferred to profit or loss in subsequent years	1	(3)	-	-
Total other comprehensive income (loss) for the year that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	(1)	10	1	-
Other comprehensive income items that will not be transferred to profit or loss
Actuarial losses on defined benefit plan, net of tax	(1)	(1)	(2)	-
Total other comprehensive loss for the year that will not be transferred to profit or loss, net of tax	(1)	(1)	(2)	-
Total other comprehensive income (loss) for the year, net of tax	(2)	9	(1)	-
Total comprehensive income for the year	286	363	96	25
Total comprehensive income attributable to:
Owners of the Company	285	360	94	25
Non-controlling interests	1	3	2	-
Total comprehensive income for the year	286	363	96	25

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity

	Attributable to owners of the Company				Non- controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions

Balance as of January 1, 2013	1	(12)	509	498	2	500	128
Comprehensive income for the year
Profit for the year	-	-	287	287	1	288	74
Other comprehensive loss for the year, net of tax	-	(1)	(1)	(2)	-	(2)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	9	9	-	9	2
Dividend paid in cash	-	-	(85)	(85)	-	(85)	(22)

Balance as of December 31, 2013	1	(13)	719	707	3	710	182
Comprehensive income for the year
Profit for the year	-	-	351	351	3	354	91
Other comprehensive income (loss) for the year, net of tax	-	10	(1)	9	-	9	2
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Expiration of put option over non-controlling interests in a consolidated company	-	-	6	6	10	16	4

Balance as of December 31, 2014	1	(3)	1,078	1,076	16	1,092	280
Comprehensive income for the year
Profit for the year	-	-	95	95	2	97	25
Other comprehensive income (loss) for the year, net of tax	-	1	(2)	(1)	-	(1)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Dividend to non-controlling intererst in a subsidiary	-	-	-	-	(1)	(1)	-
Options written over non-controlling interests in a consolidated company	-	-	(4)	(4)	(1)	(5)	(2)

Balance as of December 31, 2015	1	(2)	1,170	1,169	16	1,185	304

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

				Convenience
				translation into
				US dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2014	2015	2015
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit for the year	288	354	97	25
Adjustments for:
Depreciation and amortization	676	610	562	144
Share based payment	9	3	3	1
Loss (gain) on sale of property, plant and equipment	2	7	(1)	-
Income tax expense	117	110	36	9
Financing expenses, net	246	198	177	45
Other income	(3)	-	-	-

Changes in operating assets and liabilities:
Change in inventory	27	(5)	4	1
Change in trade receivables (including long- term amounts)	576	422	209	54
Change in other receivables (including long- term amounts)	(34)	(35)	(34)	(9)
Change in trade payables, accrued expenses and provisions	(185)	(24)	(54)	(14)
Change in other liabilities (including long-term amounts)	(33)	36	(95)	(24)
Payments for derivative hedging contracts, net	(17)	(6)	-	-
Income tax paid	(119)	(119)	(68)	(18)
Income tax received	6	6	-	-
Net cash from operating activities	1,556	1,557	836	214

Cash flows used in investing activities
Acquisition of property, plant, and equipment	(275)	(289)	(305)	(78)
Acquisition of intangible assets	(90)	(77)	(91)	(23)
Dividend received	1	-	2	-
Change in current investments, net	(16)	(15)	231	59
Proceeds from (payments for) other derivative contracts, net	(10)	4	-	-
Proceeds from sale of property, plant and equipment	17	4	4	1
Interest received	29	23	15	4
Repayment of a long term deposit	-	-	48	12
Net cash used in investing activities	(344)	(350)	(96)	(25)

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows (cont'd)

				Convenience
				translation into
				US dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2014	2015	2015
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows used in financing activities
Payments for derivative contracts, net	(8)	(29)	(32)	(8)
Repayment of long term loans from banks	(6)	(12)	-	-
Repayment of debentures	(1,124)	(1,092)	(873)	(224)
Proceeds from issuance of debentures, net of issuance costs	-	326	(3)	(1)
Dividend paid	(81)	(4)	(1)	-
Interest paid	(350)	(295)	(227)	(58)

Net cash used in financing activities	(1,569)	(1,106)	(1,136)	(291)

Changes in cash and cash equivalents	(357)	101	(396)	(102)

Cash and cash equivalents as at the beginning of the year	1,414	1,057	1,158	297

Effect of exchange rate fluctuations on cash and cash equivalents	-	-	(1)	-

Cash and cash equivalents as at the end of the year	1,057	1,158	761	195

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity

A.	Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The consolidated financial statements of the Group as at December 31, 2015 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet infrastructure and connectivity services, international calls services and television over the internet services (known as Over the Top TV services, or OTT TV services). The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"), which is controlled by IDB Development Corporation Ltd., or IDB. In 2015, the control in IDB and consequently indirectly in the Company, has changed (for additional details, see Note 32(5)).

B.	Material event in the reporting period - Change in estimate

In the reporting period, the Company has changed the expected useful life of certain fixed asset items. For further information see Note 2E, regarding the basis of preparation of the financial statements.

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved by the Company's Board of Directors on March 14, 2016.

B.	Functional and presentation currency

These consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, inventory is measured at the lower of cost or net realizable value, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

For further information regarding the measurement of these assets and liabilities see Note 3, regarding Significant Accounting Policies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

D.	Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of December 31, 2015 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2015 (NIS 3.902 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

Use of estimates

Information about estimates, uncertainty and critical judgments about provisions and contingent liabilities, is described in Notes 14 and 31. In addition, information about critical estimates, made while applying accounting policies and that have the most significant effect on the consolidated financial statements are described below:

Impairment testing of trade and other receivables

The financial statements include an impairment loss in trade and other receivables which properly reflect, according to management's estimation, the potential loss from non-recoverable amounts. The Group provides for impairment loss based on its experience in collecting past debts, as well as on information on specific debtors. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. See also Note 21.

Impairment testing and useful life of assets

The Group regularly reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. See also Note 3H.

The useful economic life of the Group's assets is determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets' expected utility to the Group. This judgment is based on the experience of the Group with similar assets. The useful life of licenses is based on the duration of the license agreement. See also Notes 3D and 3F.

Impairment testing of goodwill

The Group reviews a cash generating unit containing goodwill for the purpose of testing it for impairment at least once a year. Determining the recoverable amount requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit and also to choose a suitable discount rate for those cash flows which represents market estimates as for the time value of the money and the specific risks that are related to the cash-generating unit. Determining the estimates of the future cash flows is based on management past experience and management best estimates as for the economic conditions that will exist over the rest of the remaining useful life of the cash generating unit. Further details are given in Note 3H.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

Legal claims

In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the Group takes into consideration the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and historical legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates. See also Note 31.

Uncertain tax positions

When assessing amounts of current and deferred taxes, the Group takes into consideration the effect of the uncertainty that its tax positions will be accepted and of the Group incurring any additional tax and interest expenses. The Group is of the opinion that the cumulative tax liability is fair for all the years in respect of which final tax assessments have not yet been received, based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience. This assessment is based on estimates and assumptions that may also include assessments and exercising judgment regarding future events. It is possible that new information will become known in future periods that will require the Group to change its estimate regarding the tax liability that was recognized, and any such changes will be expensed immediately in that period. See also Note 28.

Change in estimate

During the year ended December 31, 2015, management has updated an estimate as follows:

The estimated useful life of the cellular cell sites passive components, which mostly include masts and constructed structures (“passive components”), has been re-evaluated for the first time starting the beginning of the second quarter of 2015, by ten additional years, as opposed to ten years, as previously estimated, so the depreciation period will end in 2025.

During the reporting period, the Company was awarded additional 4G frequencies (for additional details, see Note 32(4)). In addition, the Company has invested and expects to continue investing substantial amounts in radio equipment for the 4G technology, which is installed over the existing cellular sites. In light of the aforesaid, a re-evaluation of the passive components’ expected useful life was necessary. The expected useful life of the passive components was examined by a Periodic Depreciation Committee and according to engineering expert’s opinion, the Company will continue to use the passive components for the next ten years. Therefore, it has been decided to extend the depreciation period as mentioned above.

The effect of this change on the annual financial statements, in current and future years is as follows:

	2015	2016	2017	2018	2019	Subsequently
	NIS millions
Decrease (increase) in depreciation expenses	27	25	18	10	1	(81)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*

As of December 31, 2015	3.902	221.35
As of December 31, 2014	3.889	223.36
As of December 31, 2013	3.471	223.58

Change during the year:

Year ended December 31, 2015	0.33%	(0.90%)
Year ended December 31, 2014	12.04%	(0.10%)
Year ended December 31, 2013	(7.02%)	1.91%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently by the Group for all periods presented in these consolidated financial statements.

A.	Basis of consolidation

1.	Subsidiaries

Subsidiaries are entities controlled directly or indirectly by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

2.	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company. Profit or loss and each component of other comprehensive income are attributable to the owners of the parent company and to non-controlling interests.

Issuance of put option to non-controlling interests

A put option issued by the Group to non-controlling interests that is settled in cash or another financial instrument is recognized as a liability at the present value of the exercise price. In subsequent periods, changes in the value of the liability in respect of put options are recognized in profit or loss according to the effective interest method.

The Group’s share of a subsidiary’s profits includes the share of the non-controlling interests to which the Group issued a put option.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	Basis of consolidation (cont’d)

3.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

B.	Foreign currency transactions

Transactions in foreign currencies are translated to NIS at the prevailing foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies as of the reporting date are translated to NIS at the prevailing foreign exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured in terms of historical cost, are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to NIS at the exchange rate at the date that the fair value was determined. Foreign exchange differences arising on translation are recognized in profit and loss.

C.	Financial instruments

The Group early adopted IFRS 9 (2009), Financial Instruments, with respect to classification and measurement of financial assets. According to IFRS 9 (2009), an entity shall classify and measure its financial assets at amortized cost or at fair value, considering its business model for managing financial assets and with respect to the contractual cash flows of these financial assets.

(1)	Non-derivative financial assets

Initial recognition of financial assets

The Group initially recognizes receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase, including assets designated at fair value through profit or loss, are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument, meaning on the date the Group undertook to purchase or sell the asset. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset acquisition or creation.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

The Group subsequently measures financial assets at either fair value or amortized cost, as described below:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

●	the asset is held within a business model with an objective to hold assets in order to collect contractual cash flows;

●	the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest; and

●	the Group has not elected to designate them at fair value through profit or loss in order to reduce or eliminate an accounting mismatch.

Financial assets measured at amortized cost include cash and cash equivalents, current investments and trade and other receivables.

Cash and cash equivalents comprise cash balances available for immediate use and call deposits.

Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Financial assets measured at fair value

Financial assets other than those classified as measured at amortized cost are subsequently measured at fair value with all changes in fair value recognized in profit or loss.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset. As to the Group’s policy on impairment see Paragraph H.

Offset of financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

(2)	Non-derivative financial liabilities

The Group initially recognizes debt securities issued on the date they originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. The Group subsequently measures financial liabilities at amortized cost using the effective interest method.

Non-derivative financial liabilities include debentures and trade and other payables.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Change in terms of debt instruments

An exchange of debt instruments having substantially different terms, between an existing borrower and lender is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. In such cases the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as financing income or expense.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability. In addition to the aforesaid quantitative criterion, the Group examines, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments, therefore as a rule, exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

Expansion of debentures for cash

When expanding debentures for cash, debentures are initially measured at their fair value, which is the proceeds received from the issuance (since this is the best market which the issuer has an immediate access to), with no effect on profit or loss in respect of the difference between the proceeds from issuance and the market value of the tradable debentures close to their issuance.

(3)	Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency and CPI risks exposures.

Derivatives are initially recognized at fair value; transaction costs that can be attributed are recognized to profit and loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value. Changes in fair value are accounted for as follows:

Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income directly in a hedging reserve to the extent that the

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

hedge is effective. To the extent that the hedge is ineffective, changes in the fair value are recognized in profit and loss when the hedged item is sold or leaves the Group's possession, and is presented under the same line item in the consolidated statements of income as the hedged item.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction occurs or is no longer expected to occur. The amount recognized in comprehensive income is transferred to profit and loss in the same period that the hedged item affects profit and loss.

Economic Hedges

Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies or linked to the CPI. Changes in the fair value of such derivatives are recognized in profit and loss, as financing income or expenses.

(4)	Financial instruments linked to the Israeli CPI that are not measured at fair value

The carrying amount of a CPI linked financial instrument and the payments derived from it are revalued in each period according to the actual rate of change in the CPI.

D.	Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and an estimate of the costs of dismantling and removing the items and restoring the site on which they are located (when the Group has an obligation to dismantle and remove the asset or to restore the site). Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Communications networks consist of several significant components with different useful lives. Each component is treated separately and is depreciated over its useful life.

Changes in the obligation to dismantle and remove the items and to restore the site on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized in profit or loss.

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the net disposal net proceeds with the carrying amount of property, plant and equipment and are recognized net within "other expenses, net" in profit or loss.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

The cost of replacing part of a fixed asset item is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the fixed asset item. The annual depreciation rates for the current and comparative periods are as follows:

%
Communications network	5-25
Control and testing equipment	15-25
Vehicles	15-33
Computers and hardware	15-33
Furniture and equipment	6-33

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the expected lease terms.

Depreciation methods, useful lives and residual values are reviewed at least at the end of each reporting year and adjusted if appropriate.

E.	Rights of use of communications lines

The Group implements IFRIC 4, "Determining Whether an Arrangement Contains a Lease", which defines criteria for determining at the beginning of the arrangement, whether the right to use asset constitutes a lease arrangement.

According to IFRIC 4, as mentioned above, acquisition transactions of irrevocable rights of use of underwater cables capacity are treated as service receipt transactions. The amount which was paid for the rights of use of communications lines is recognized as a prepaid expense and is amortized on a straight-line basis over the period stated in the agreements, including the option period, which constitutes the estimated useful life of those capacities.

F.	Intangible assets

Intangible assets consist of goodwill, assets recognized during business combination, licenses, computer software costs, information systems and deferred expenses.

1.	Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. In subsequent periods goodwill is measured at cost less accumulated impairment losses.

2.	Customer relationship - purchase price allocated to subsidiaries' customer relationship. Customer relationship has a finite useful life.

3.	Other intangible assets are measured at cost less accumulated amortization and accumulated impairment losses and including direct costs necessary to prepare the asset for its intended use.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

4.	Certain direct and indirect development costs associated with internally developed information system software, and payroll costs for employees devoting time to the software projects, incurred during the application development stage, are capitalized. The costs are amortized using the straight-line method beginning when the asset is substantially ready for use. Costs incurred during the research stage and after the asset is substantially ready for use, are recognized in profit or loss as incurred.

5.	Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

6.	Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. Amortization is calculated using the straight-line method, except for customer relationship recognized during business combinations, which is amortized according to the economic benefit expected from this asset each period (and up to 2019). The annual amortization rates for the current and comparative periods are as follows:

	%

Licenses	5-6	(mainly 6)
Information systems	25
Software	15-25

Goodwill has an indefinite useful life and is not systematically amortized but tested for impairment at least once a year.

Amortization methods, useful lives and residual values are reviewed at least each year-end and adjusted if appropriate.

The Group examines the useful life of an intangible asset that is not periodically amortized at least once a year in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

G.	Inventory

Inventory of cellular phone equipment, accessories and spare-parts are measured at the lower of cost and net realizable value. Cost is determined by the moving average method.

The cost of inventory which serves the landline communications is determined on a "first-in, first-out" basis.

The Group periodically evaluates the condition and age of inventories and makes provisions for impairment of inventories accordingly.

H.	Impairment

1.	Non-derivative financial assets

A financial asset not carried at fair value through profit or loss is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost, is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate of that asset. All impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

2.	Property, plant and equipment and intangible assets

The carrying amounts of the Group’s property, plant and equipment and finite lived intangible assets are reviewed at each reporting date, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, then the asset’s recoverable amount is estimated.

Once a year and on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash generating unit that contains goodwill, or intangible assets that have indefinite useful lives.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

Cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. The Group monitors goodwill at operating segments level.

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

I.	Employee benefits

1.	Post employment benefits

Part of the Group's liability for post employment benefits is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. The Group's

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

obligation of contribution to defined contribution pension plan is recognized as an expense in profit and loss in the periods during which services are rendered by employees. In addition, the Group has a net obligation in respect of defined benefit plan. A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. This benefit is presented at present value deducting the fair value of any plan assets and is determined using actuarial assessment techniques which involves, among others, determining estimates regarding the capitalization rates, anticipated return on the assets, the rate of the increase in salary and the rates of employee turnover. There is significant uncertainty in respect to these estimates because of the long-term programs. For further information, see Note 18.

The Group recognizes immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans. Interest costs and expected return on plan assets that were recognized in profit or loss are presented under financing income and expenses, respectively.

2.	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary retirement. Termination benefits for voluntary retirements are recognized as an expense if the Group has made an offer of voluntary retirement, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

3.	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

4.	Share based payments

The grant date fair value of options granted to employees is recognized as salaries and related expenses, with a corresponding increase in retained earnings, over the period that the employees become unconditionally entitled to the options.

Fair value is measured using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, to consider exercise restrictions and behavioral considerations.

J.	Provisions

A provision is recognized if the Group has a present legal or constructive obligation, as a result of a past event, that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the reporting date.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A provision for claims is recognized if the Group has a present legal or constructive obligation, as a result of a past event, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.

K.	Revenue

Revenues derived from services, including cellular services, internet infrastructure and connectivity services, international calls services, fixed local calls, interconnect, roaming revenues, content and value added services and television over the internet services, are recognized when the services are provided, in proportion to the stage of completion of the transaction and all other revenue recognition criteria are met.

The sale of a handset is generally adjacent to the sale of services. Usually, the sale of handset to the customer is executed with no contractual obligation of the client to consume services in a minimal amount for a predefined period. As a result, the Group refers to the sale transaction as a separate transaction and recognizes revenue from sale of handset upon delivery of the handset to the customer. Revenue from services is recognized and recorded when the services are provided.

In case the customer is obligated towards the Group to consume services in a minimal amount for a predefined period, the contract is characterized as a multiple element arrangement and thus, revenue from sale of handset is recorded in an amount not higher than the fair value of the said handset, which is not contingent upon delivery of additional components (such as services) and is recognized upon delivery to the customer and when the criteria for revenue recognition are met. The Group determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a standalone basis, after considering discounts where appropriate.

The Group also offers other services, such as extended equipment warranty plans, which are provided for a monthly fee and are either sold separately or bundled and included in packaged rate plans. Revenues from those services are recognized over the service period.

Revenues from long-term credit arrangements are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

Prepaid wireless airtime sold to customers is recorded as deferred revenue prior to the commencement of services and is recognized when the airtime is used or expires.

When the Group acts as an agent or an intermediary without bearing the risks and rewards resulting from the transaction, revenues are presented on a net basis (as a profit or a commission). However, when the Group acts as a principal supplier and bears the risks and rewards resulting from the transaction, revenues are presented on a gross basis, distinguishing the revenue from the related expenses.

L.	Cost of revenues

Cost of revenues mainly include equipment purchase costs, salaries and related expenses, value added services costs, royalties expenses, ongoing license fees, interconnection and roaming expenses, cell site

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

leasing costs, depreciation and amortization expenses and maintenance expenses, directly related to services rendered.

The Group recognizes discounts from suppliers as a decrease in Cost of Sales. Therefore, discounts in respect of purchases that are added to the closing inventory balance are treated as inventory and the remainder as a decrease in Cost of Sales.

M.	Advertising expenses

Advertising costs are expensed as incurred.

N.	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

O.	Financing income and expenses

Financing income is comprised of interest income on cash deposits, interest income on installment sales, gain from hedging transactions, income from exchange rate differences and from investment in debt securities. Interest income is recognized in the consolidated statements of income as it accrues using the effective interest method.

Financing expenses are comprised of interest and indexing expenses on loans and debentures, loss from hedging transactions, expenses from exchange rate differences and unwinding of the discount on provisions. All borrowing costs are recognized in profit and loss using the effective interest method.

In the statements of cash flows, interest received and dividends received are presented as part of cash flows from investing activities. Interest paid and dividends paid are presented as part of cash flows from financing activities.

Foreign currency, investment in debt securities and hedging instruments gains and losses that are recognized in profit or loss are reported on a net basis.

Changes in the fair value of financial assets at fair value through profit or loss also include income from dividends and interest.

P.	Taxes on income

Taxes on income comprise current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Current tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and there is intent to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Q.	Earnings per share

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit and loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

R.	New standards not yet adopted

IFRS 9 (2014), Financial Instruments

IFRS 9 (2014) is a final version of the standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

Classification and measurement

In accordance with IFRS 9 (2014), there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. Investments in equity instruments will be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).

IFRS 9 (2014) requires that changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

R.	New standards not yet adopted (cont'd)

Hedge accounting – general

Under IFRS 9 (2014), additional hedging strategies that are used for risk management will qualify for hedge accounting. IFRS 9 (2014) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2014) introduces new models that are alternatives to hedge accounting as regards credit exposures and certain contracts outside the scope of IFRS 9 (2014) and sets new principles for accounting for hedging instruments. In addition, IFRS 9 (2014) provides new disclosure requirements.

Impairment of financial assets

IFRS 9 (2014) presents a new ‘expected credit loss’ model for calculating impairment. For most financial assets, the new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date. If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of lifetime expected credit losses of the financial asset.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions.

The Group has not yet commenced examining the effects of adopting IFRS 9 (2014) on the financial statements.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues from contracts with customers and presents a new model for revenue recognition from aforesaid contracts. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 extends the disclosure requirements that exist under current guidance.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.

The Group is examining the effects of adopting IFRS 15 on the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

R.	New standards not yet adopted (cont'd)

IFRS 16, Leases

The standard replaces International Accounting Standard 17 - Leases (IAS 17) and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present.

The standard will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15 - Revenue from contracts with customers. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date.

The Group has not yet commenced examining the effects of adopting the standard on the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Fair Value

A.	Determination of Fair Value

A number of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and /or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

1.	Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the appropriate interest rate at the reporting date.

2.	Current investments and derivatives

The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using market interest rates appropriate for similar instruments, including the adjustment required for the parties' credit risks.

The fair value of investments in debt securities is based on quoted market prices.

3.	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

4.	Share- based payment transactions

Fair value of employee stock options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior) and the risk-free interest rate (based on government bonds). Service conditions attached to the transactions are not taken into account in determining fair value.

B.	Fair Value Hierarchy

When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.

Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: inputs that are not based on observable market data (unobservable inputs).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s financial risk management framework. The Board has established a sub-committee for financial exposures management, which is responsible for developing and monitoring the Group’s financial exposures management policies. The sub-committee recommends to the Board of Directors changes in the Group's financial exposures management policy.

The Group’s risk management policies are established to identify and analyze the financial risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities through training and procedures. The Group aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group Audit Committee oversees how management monitors compliance with the Group’s financial risk management policies and procedures, and reviews the adequacy of the financial risk management framework in relation to the risks faced by the Group. See also Note 21.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

Trade and other receivables

The Group conducts credit evaluations on receivables over a certain amount, and requires financial guarantees against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts. The Group is exposed to credit risk arising mainly from its operation in Israel.

Cash and cash equivalents

The Group’s cash and cash equivalents are maintained with major banking institutions in Israel.

Investments in debt instruments

The Group limits its exposure to credit risk by investing only in liquid debt instruments and only with counterparties that have a credit rating of at least "AA-" from S&P Maalot. Management actively monitors credit ratings and given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

Derivatives

The counterparties of the derivatives held by the Group are major banks in Israel.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the consolidated statement of financial position. Financial instruments that could potentially subject the Group to credit risks consist primarily of trade receivables. Credit risk with respect to these receivables is limited due to the composition of the subscriber base, which includes a large number of individuals and businesses.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management (cont'd)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and extreme conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

The cash surpluses held by Group companies that are not required for financing their current activity, are invested in interest-bearing investment channels such as: short-term deposits and debentures. These investment channels are chosen based on future forecasts of the cash Group will require in order to meet its liabilities.

The Group examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Group does not exceed its credit limits and is in compliance with its financial covenants. These forecasts take into consideration matters such as the Group’s plan to use debt for financing its activity, compliance with required financial covenants, and compliance with external requirements such as laws or regulation.

The Group has contractual commitments to purchase inventories, fixed assets and other current services. For further information regarding material commitments see Note 30.

Market risk

In the ordinary course of business, the Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out according to the policy established by the Board of Directors.

Interest rate and CPI risk

The Group is exposed to fluctuations in the interest rate, including changes in the CPI, as the majority of its borrowings are linked to the CPI. As part of its risk management policy the Group has entered into forward contracts that partially hedge the exposure to changes in the CPI. All such transactions are carried out within the policy established by the Board of Directors.

Currency risk

The Group's operating income and cash flows are exposed to currency risk, mainly due to handset and network related acquisitions and its international roaming services activity. The Group also manages bank accounts that are denominated in a currency other than its respective functional currency, primarily USD and Euro. As part of its financial exposures hedging policy, the Group uses forward and option contracts to partially hedge the exposure to fluctuations in foreign exchange rates.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management (cont'd)

Capital management

The Group's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:

A gearing ratio that supports the Group's cash flow needs with respect to its potential cash flow generation and also supporting its dividend policy, considering the limitation imposed on dividend distribution as established in the indenture of the Group's Series F, G, H and I debentures and in the Company's deferred loans, while maintaining a Net Debt to EBITDA ratio (see definition in Note 17, regarding Debentures) as established in such documents, and that meets the industry standards. The Group considers Net Debt to EBITDA ratio to be an important measure for investors, debentures holders, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one Group to another. The Group's debt mainly consists of short and long-term debentures traded publicly in the Tel Aviv Stock Exchange.

Note 6 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

•	Cellcom – the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

•	Netvision – the segment includes Netvision Ltd. and its subsidiaries.

The accounting policies of the reportable segments are the same as described in Note 3, regarding Significant Accounting Policies.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 - Operating Segments (cont'd)

	Year ended December 31, 2015
	NIS millions
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	3,315	865	-	4,180
Inter-segment revenues	56	126	(182)	-

EBITDA*	642	224	6	872

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(442)	(89)	(31)	(562)
Taxes on income	(6)	(37)	7	(36)
Financing income				55
Financing expenses				(232)
Other income				3
Share based payments				(3)

Profit for the year	11	103	(17)	97

	Year ended December 31, 2014
	NIS millions
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	3,667	903	-	4,570
Inter-segment revenues	50	57	(107)	-

EBITDA*	967	315	-	1,282

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(475)	(85)	(50)	(610)
Taxes on income	(80)	(44)	14	(110)
Financing income				100
Financing expenses				(298)
Other expenses				(7)
Share based payments				(3)

Profit for the year	211	189	(46)	354

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 - Operating Segments (cont'd)

	Year ended December 31, 2013
	NIS millions
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	3,944	983	-	4,927
Inter-segment revenues	50	56	(106)	-

EBITDA*	1,066	269	-	1,335

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(504)	(96)	(76)	(676)
Taxes on income	(91)	(45)	19	(117)
Financing income				156
Financing expenses				(402)
Other income				1
Share based payments				(9)

Profit for the year	210	135	(57)	288

* EBITDA as reviewed by the CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in the amount of approximately NIS 25 million and NIS 39 million in respect of voluntary retirement plans for employees, which have been recorded in the second quarter of 2015 and in the second quarter of 2014, respectively. See also Note 26, regarding Other Expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and cannot be compared to other similarly titled measures in other companies.

Note 7 - Subsidiaries

Presented hereunder is a list of the Group’s significant subsidiaries:

		The Group’s ownership interest in the subsidiary for the year ended December 31
	Principal location of the subsidiary's activity	2014	2015
Name of subsidiary
Netvision Ltd.	Israel	100%	100%
013 Netvision Ltd.	Israel	100%	100%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Cash and Cash Equivalents

Composition

	December 31,
	2014	2015
	NIS millions	NIS millions
Bank balances	133	57
Call deposits	1,025	704
	1,158	761

The Group's exposure to interest rate risk and sensitivity analysis for financial assets and liabilities are disclosed in Note 21.

Note 9 - Trade and Other Receivables

Composition

	December 31,
	2014	2015
	NIS millions	NIS millions
Current
Trade Receivables*
Open accounts	531	445
Checks and credit cards receivables	179	164
Accrued income	101	82
Current maturity of long-term receivables	606	563
	1,417	1,254
Other Receivables
Prepaid expenses	57	43
Government institutions and others	8	61
	65	104
	1,482	1,358
Non-current
Trade receivables*	476	467
Rights of use of communications lines	272	302
Deposits and other receivables	65	3
Other	11	13
	824	785
	2,306	2,143

* Net of allowance for doubtful debts.

The Group is exposed to credit risks and impairment losses related to trade and other receivables as disclosed in Note 21.

Non-current trade receivables balances are in respect of equipment sold in installments (mainly 36 monthly payments) which current amount as of December 31, 2015, is calculated at a 3.3% discount rate (December 31, 2014 - 3.9%).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Inventory

A.	Composition

	December 31,
	2014	2015
	NIS millions	NIS millions
Handsets	71	67
Accessories	10	7
Spare parts	8	11
	89	85

B.	In 2015, the Group tested slow moving inventory for impairment and wrote down inventory to its net realizable value by the amount of NIS 4 million (2014 - NIS 6 million). The write-down is included in Cost of Sales.

Note 11 - Property, Plant and Equipment, Net

		Control and		Computers,
	Communications	testing		furniture and	Leasehold
	network	equipment	Vehicles	equipment	improvements	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost

Balance at January 1, 2014	5,351	144	18	393	155	6,061

Additions	336	4	1	39	11	391
Disposals	(135)	(26)	(10)	(116)	(13)	(300)
Balance at December 31, 2014	5,552	122	9	316	153	6,152

Additions	203	2	-	85	6	296
Disposals	(84)	-	(2)	(54)	(3)	(143)
Balance at December 31, 2015	5,671	124	7	347	156	6,305

Accumulated Depreciation

Balance at January 1, 2014	3,765	90	10	237	94	4,196
Depreciation for the year	328	19	2	48	14	411
Disposals	(128)	(28)	(5)	(115)	(13)	(289)
Balance at December 31, 2014	3,965	81	7	170	95	4,318

Depreciation for the year	301	15	1	52	12	381
Disposals	(81)	-	(1)	(54)	(3)	(139)
Balance at December 31, 2015	4,185	96	7	168	104	4,560

Carrying amounts

At January 1, 2014	1,586	54	8	156	61	1,865
At December 31, 2014	1,587	41	2	146	58	1,834
At December 31, 2015	1,486	28	-	179	52	1,745

In the ordinary course of business, the Group acquires property, plant and equipment in credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 169 million (December 31, 2014 and 2013, NIS 169 million and NIS 67 million, respectively).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets, Net

	Licenses	Information systems	Software	Deferred expenses	Goodwill	Customer relationship and other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cost
Balance at January 1, 2014	532	342	89	4	830	347	2,144
Additions	-	87	9	-	-	-	96
Disposals	-	(75)	(21)	(4)	-	-	(100)
Balance at December 31, 2014	532	354	77	-	830	347	2,140

Additions	20	57	11	-	-	-	88
Disposals	-	(115)	(26)	-	-	(23)	(164)
Balance at December 31, 2015	552	296	62	-	830	324	2,064

Accumulated Amortization

Balance at January 1, 2014	292	162	53	3	-	244	754

Amortization for the year	29	70	16	1	-	55	171
Disposals	-	(75)	(21)	(4)	-	-	(100)
Balance at December 31, 2014	321	157	48	-	-	299	825

Amortization for the year	30	74	12	-	-	33	149
Disposals	-	(115)	(26)	-	-	(23)	(164)
Balance at December 31, 2015	351	116	34	-	-	309	810

Carrying amounts

At January 1, 2014	240	180	36	1	830	103	1,390
At December 31, 2014	211	197	29	-	830	48	1,315
At December 31, 2015	201	180	28	-	830	15	1,254

In the ordinary course of business, the Group acquires Intangible assets in credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 33 million (December 31, 2014 and 2013, NIS 34 million and NIS 10 million, respectively).

A.	Impairment testing for cash-generating unit containing goodwill

For the purpose of impairment testing, goodwill is allocated to Netvision, which represents the lowest level within the Group, at which goodwill is monitored for internal management purposes, which is not higher than the reported operating segments. See Note 6, regarding Operating Segments.

The aggregate carrying amount of goodwill allocated to Netvision as of December 31, 2015, is NIS 753 million (2014 - NIS 753 million).

The recoverable amount of Netvision was based on its value in use and was determined by discounting the expected future cash flows to be generated from the continuing use. The recoverable amount of Netvision as of December 31, 2015 and 2014, was determined to be higher than its carrying amount and thus, no impairment loss has been recognized.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets, Net (cont'd)

B.	Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rate and terminal value growth rate. These assumptions are as follows:

(1)	Pre-tax discount rate and terminal value growth rate

	Pre-tax discount rate	Terminal value growth rate
	2015
Netvision	11.4%	1.5%

•	The discount rate and the terminal value growth rate are denominated in real terms.

•	Netvision has cash flows for 5 years, as included in its discounted cash flow model.

•	The long-term growth rate has been determined as 1.5% which represents, among others, the natural population growth rate.

•	The pre-tax discount rate is estimated and calculated using several assumptions, among other, Netvision's Cost of Equity, risk premium for normative debt leveraging of the Group and estimates of the normative leverage ratio for the industry.

(2)	Sensitivity to changes in assumptions

The estimated recoverable amount of Netvision exceeds its carrying amount by approximately NIS 50 million. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2015
Pre-tax discount rate	11.8%
Terminal value growth rate	0.9%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Trade Payables and Accrued Expenses

Composition

	December 31,
	2014	2015
	NIS millions	NIS millions
Trade payables	441	227
Accrued expenses	332	450
	773	677

Note 14 - Provisions

Composition

	Dismantling and restoring		Other contractual	Provision for
	sites	Litigations	obligations	warranty	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance as at January 1, 2014	21	66	116	5	208
Provisions made during the year	1	17	11	-	29
Provisions reversed during the year	(1)	(36)	(75)	(3)	(115)
Balance as at January 1, 2015	21	47	52	2	122
Provisions made during the year	3	27	11	-	41
Provisions reversed during the year	(4)	(20)	(7)	(2)	(33)
Balance as at December 31, 2015	20	54	56	-	130

Non-current	20	-	-	-	20
Current	-	54	56	-	110
	20	54	56	-	130

Dismantling and restoring sites

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc., and are discounted at a risk-free rate. Forecast of estimated site departures or asset returns is revised in light of future changes in regulations or technological requirements.

Litigations

The Group is involved in a number of legal and other disputes with third parties. The Group's management, after taking legal advice, has established provisions which take into account the facts of each case. The timing of cash outflows associated with legal claims cannot be reasonably determined. For detailed information regarding legal proceedings against the Group, refer to Note 31.

Other contractual obligations

Provisions for other contractual obligations and exposures include various obligations that are derived either from a constructive obligation or legislation for which there is a high uncertainty regarding the timing and amount of future expenditure required for settlement.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Other Payables, Including Derivatives

Composition

	December 31,
	2014	2015
	NIS millions	NIS millions
Employees and related liabilities	102	123
Government institutions	40	11
Interest payable	167	108
Accrued expenses	7	8
Deferred revenue	30	21
Derivative financial instruments	24	15
	370	286

Note 16 - Other Long-term Liabilities

Composition

	December 31,
	2014	2015
	NIS millions	NIS millions
Long-term liabilities to trade payables	1	1
Deferred revenue	2	2
Derivative financial instruments	8	17
Other	1	4
	12	24

Note 17 - Debentures

This note provides information about the contractual terms of the Group's debentures, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see Note 21.

	December 31,
	2014	2015
	NIS millions	NIS millions
Non- current liabilities
Debentures	3,548	3,054
Current liabilities
Current maturities of debentures	1,092	734

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures (cont'd)

Terms and debt repayment schedule

The terms and conditions debentures are as follows:

				December 31, 2014		December 31, 2015
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Debentures (Series B) - linked to the Israeli CPI	NIS	5.30%	until 2017	555	668	370	441
Debentures (Series D) - linked to the Israeli CPI	NIS	5.19%	until 2017	1,454	1,722	599	702
Debentures (Series E) - unlinked	NIS	6.25%	until 2017	899	897	327	327
Debentures (Series F) - linked to the Israeli CPI	NIS	4.60%	2017-2020	715	741	715	733
Debentures (Series G) - unlinked	NIS	6.99%	2017-2019	285	286	285	286
Debentures (Series H) - linked to the Israeli CPI	NIS	1.98%	2018-2024	106	105	950	801
Debentures (Series I) - unlinked	NIS	4.14%	2018-2025	223	221	558	498
Total interest- bearing liabilities				4,237	4,640	3,804	3,788

In connection with the issuance of Series F and G debentures, the Company has undertaken to comply with certain financial and other covenants. Inter alia:

•	a Net Leverage* exceeding 5, or exceeding 4.5 during four consecutive quarters, shall constitute an event of default; As of December 31, 2015, the Net Leverage is 3.06.

•	not to distribute more than 95% of the profits available for distribution according to the Israeli Companies law (“Profits”); provided that if the Net Leverage* exceeds 3.5:1, the Company will not distribute more than 85% of its Profits and if the Net Leverage* exceeds 4:1, the Company will not distribute more than 70% of its Profits. Failure to comply with this covenant shall constitute an event of default;

•	cross default, excluding following an immediate repayment initiated in relation to a liability of NIS 150 million or less, shall constitute an event of default;

•	a negative pledge, subject to certain exceptions. Failure to comply with this covenant shall constitute an event of default;

•	an obligation to pay additional interest of 0.25% for two-notch downgrade in the debentures' rating and additional interest of 0.25% for each additional one-notch downgrade and up to a maximum addition of 1%, in comparison to the rating given to the debentures prior to their issuance;

•	failure to have the debentures rated over a period of 60 days, shall constitute an event of default.

* Net Leverage - the ratio of Net Debt to EBITDA, excluding one-time influences. Net Debt defined as credit and loans from banks and others and debentures, net of cash and cash equivalents and current investments in tradable securities. EBITDA defined as in relation to the twelve month period preceding the Group's most updated consolidated financial statements and calculated as profit before depreciation and amortization, other expenses/ income, net, financing expenses/ income, net and taxes on income.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures (cont'd)

In June 2013, the Company's rating was updated from an "ilAA-/negative" to an “ilA+/stable” rating, in relation to the Company's debentures traded on the Tel Aviv Stock Exchange. Following this update of rating and since this was the second downgrade in the Debentures' rating since their issuance, the annual interest rate that the Company pays for its Series F and G debentures has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013.

In connection with the issuance of Series H and Series I debentures in July 2014, the Company undertook additional undertakings, in addition to those previously undertaken by the Company in its Series F and G indenture (as detailed above), including: (1) in addition to being an event of default, meeting the financial covenants previously undertaken by the Company (a maximum net leverage ratio (Net Debt to EBITDA ratio) in excess of 5.0:1, or in excess of 4.5:1 for four consecutive quarters) would be a condition for dividend distribution; and (2) meeting such financial covenants would also be a condition for the issuance of additional debentures of each of the two new series.

The Series H and Series I Indenture contains substantially similar events of default to those found in the Series F and Series G Indenture, with the exception of certain new events of default that do not appear in the Series F and Series G Indenture as well as certain modifications to the events of default that are found in the Series F and Series G Indenture, including: (1) breach of the above limitation on dividend distributions; (2) the minimum amount required for triggering a cross default shall not apply to a cross default triggered by another series of debentures; (3) the existence of a real concern that the Company shall not meet its material undertakings towards the debenture holders; (4) the inclusion in the Company's financial statements during a period of two consecutive quarters of a note regarding the existence of significant doubt as to the Company's ability to continue as a going concern; and (5) breach of the Company's undertakings regarding the issuance of additional debentures.

As of December 31, 2015, the Group is in compliance with the required covenants.

In February 2015, pursuant to an exchange offer for the exchange of a portion of the Company's Series D and E debentures with new debentures of the Company's Series H and I, respectively, or the Exchange Offer, under the Company's 2014 shelf prospectus and in a private offering, the Company issued approximately NIS 844 million principal amount of new debentures of Series H and approximately NIS 335 million principal amount new debentures of Series I (in exchange with approximately NIS 555 million principal amount of Series D and approximately NIS 272 million principal amount of Series E, respectively).

Described hereunder is the principal amount of the above mentioned debentures:

	Before the exchange	After the exchange
	NIS millions
Series D	1,454	899
Series E	599	327
Series F	106	950
Series G	223	558

In January 2016, after the end of the reporting period, the Group repaid interest and principal of debentures in a total sum of approximately NIS 476 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18 - Liability for Employee Rights Upon Retirement, Net

The obligation of the Group, under law and labor agreements, to pay severance pay employees who are not covered by the pension or insurance plans as mentioned in section A below, is NIS 12 million and NIS 14 million as of December 31, 2015 and 2014, respectively, as included in the consolidated statements of financial position, under Liability for employee rights upon retirement, net.

A.	Post-employment benefit plans - defined contribution plan

The Group’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli Severance Pay Law. The Group’s liability is mostly covered by monthly deposits with severance pay funds, insurance policies and by an accrual on the consolidated statements of financial position. For most of the Group's employees, the payments to pension funds and to insurance companies exempt the Group from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law-1963. Accumulated amounts in pension funds and in insurance companies are not under the Group's control or management and accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the consolidated statements of financial position.

B.	Post-employment benefit plans - defined benefit plan

The portion of the severance payments which is not covered by deposits in defined contribution plans, as aforementioned, is accounted for by the Group as a defined benefit plan, according to which a liability for employee benefits is recognized and in respect of which, the Group deposits amounts in central severance pay funds and in appropriate insurance policies. The total liability as at December 31, 2015 is NIS 23 million (2014 - NIS 24 million). The fair value of the plan assets, the severance pay fund, is NIS 19 million (2014 - NIS 21 million). The expense recognized in the consolidated statement of income for the year ended December 31, 2015 in respect of defined benefit plans, is NIS 3 million (2014 - NIS 2 million).

C.	As of December 31, 2015 the Group's liability for adaptation grants to employees is NIS 8 million (2014 - NIS 11 million).

Note 19 - Capital and Reserves

Share capital

	2013	2014	2015
	NIS
Issued and paid at January 1	994,814	995,316	1,005,845
Exercise of share options	502	10,529	201

Issued and paid at December 31	995,316	1,005,845	1,006,046

The share capital is comprised of ordinary shares of NIS 0.01 par value each.

At December 31, 2015, the authorized share capital was comprised of 300 million ordinary shares (December 31, 2014, 2013 - 300 million each). The holders of ordinary shares are entitled to receive dividends as declared.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 - Capital and Reserves (cont'd)

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding (99,495,525, 99,924,306 and 100,589,458 during the years 2013, 2014 and 2015, respectively). The calculations of diluted earnings per share was based on the profit attributable to ordinary shares and the weighted average number of ordinary shares in the basic earnings per share in addition of 824,199, 781,976 and 72 incremental shares (NIS 0.01 par value each) that would be issued resulting from exercise of all options for the years ended December 31, 2013, 2014 and 2015, respectively.

At December 31, 2015, 616 thousand options (2014 and 2013 - 453 thousand and 776 thousand options, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Dividends

Dividends paid by the Company during the reported periods are as follows:

In 2015 and 2014 the Company did not pay dividend to the shareholders of the Company. In 2013, the Company paid to the shareholders of the Company a cash dividend in the amount of NIS 0.85 per share, totaling approximately NIS 85 million.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred or exercised.

Rights offering

In June 2015, the Company filed a registration statement with the Securities and Exchange Commission, or the SEC, and the Israeli Securities Authority, or the ISA, in preparation for a possible rights offering that proposed to raise approximately NIS 120-150 million (assuming a full exercise of subscription rights), or "the Rights Offering".

The execution, timing, terms (including subscription ratio) and amount of such proposed Rights Offering have not yet been determined and are subject to further approvals of the Company's Board of Directors, declaration of effectiveness of the registration statement by the SEC, and approvals of the ISA, the Tel Aviv Stock Exchange and the New York Stock Exchange. There is no assurance that such approvals will be received or that the Rights Offering will be executed, nor as to its timing, terms or amount.

DIC notified the Company that if the Company executes an equity offering (whether through ordinary shares offering or rights offering or in any other manner), DIC intends, to the extent DIC's cash flows needs will allow it, to invest in such offering so that DIC's relative holdings in the Company's share capital does not fall below its pre-offering holding, and to make an additional investment, if possible, so that DIC's total investment in such offering shall not exceed NIS 100 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Share-Based Payments

In September 2006, the Company's Board of Directors approved a share based incentive plan for employees, directors, consultants, sub-contractors of the Company and the Company’s affiliates. The terms of share-based payments include a dividend adjustment mechanism. The options will be exercised at net, with no cash transfer.

In March 2015, the Company's board of directors approved a new shared based incentive plan - "2015 Share Incentive Plan" for employees, directors, consultants and sub-contractors of the Company and the Company's affiliates. Under the plan, the Company's board of directors is authorized to determine the terms of the grants, including the identity of grantees, the number of options or restricted stock units (“RSUs”) to be granted, the vesting schedule and the exercise price. The terms of the share based payments include a dividend adjustment mechanism. The options will be exercised at net exercise mechanism, with no cash transfer.

	Number of		Contractual	Adjusted exercise price per share as
	instruments		life of	of December 31,
Grant date/employees entitled	In thousands	Vesting conditions	options	2015
Share options granted in November 2010 to senior employees	12	Four equal installments over four years of employment	6 years	$23.15
Share options granted in May 2011 to senior employees	1,060	Three equal installments over three years of employment	4.5 years	$28.95
Share options granted in August 2012 to senior employees	2,410	Two equal installments over two years of employment	3.5 years	$5.67
Share options granted in March 2013 to senior employees	75	Two equal installments over two years of employment	3.5 years	$7.34
Share options granted in December 2013 to senior employees	234	Three equal installments over three years of employment	4.5 years	$14.65
Share options granted in August 2015 to senior employees	2,660	Three equal installments over three years of employment	4.5 years	NIS 25.65

The total compensation expense during the year ended December 31, 2015, related to the options granted is NIS 3 million (2014 - NIS 3 million, 2013 - NIS 9 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Share-Based Payments (cont'd)

The changes in the balances of the options were as follows:

		Weighted average		Weighted average		Weighted average
	Number of	of exercise price	Number of	of exercise price	Number of	of exercise price
	options	(US Dollars)	options	(US Dollars)	options	(US Dollars)
	2013		2014		2015

Balance as at January 1	3,019,152	10.89	2,965,964	10.35	638,865	15.86

Granted during the year	309,000	12.88	-	-	2,660,000	6.69

Forfeited during the year	(258,878)	18.91	(341,006)	27.01	(292,798)	19.52

Exercised during the year	(103,310)	5.91	(1,986,093)	5.72	(132,877)	5.67

Total options outstanding as at December 31	2,965,964	10.35	638,865	15.86	2,873,190	7.40

Total of exercisable options as at December 31*	1,426,232	11.27	445,365	17.00	170,190	15.13

* The weighted average of the remaining contractual life of options outstanding as at December 31, 2015 is 2.5 years.

	2013	2014	2015

Fair value of share options and assumptions:

Fair value at grant date	$1.51-$2.89	-	NIS 3.5

Fair value assumptions:

Share price at grant date	$7.2-$13.57	-	NIS 23.75

Exercise price	$7.58-$14.66	-	NIS 25.65

Expected volatility (weighted average)	37.72%-41.12%	-	35.9%

Option life (expected weighted average life)	2.3 years	-	2.3 years

Risk free interest rate	0.23%-0.59%	-	0.4%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31,	December 31,
	2014	2015
	NIS millions	NIS millions

Trade receivables including long-term amounts	1,893	1,721
Loans and other receivables including long-term amounts	74	9
Investment in debt securities	520	280
Cash and cash equivalents in banks	1,158	761
Derivative financial instrument	1	1
	3,646	2,772

The maximum exposure to credit risk of financial assets at the reporting date by type of counterparty is:

	December 31,	December 31,
	2014	2015
	NIS millions	NIS millions

Receivables from subscribers	1,687	1,588
Receivables from distributors and other operators	206	133
Investment in government of Israel debt securities	293	151
Investment in institutional debt securities	227	129
Cash and cash equivalents in banks	1,158	761
Other	75	10
	3,646	2,772

Impairment losses

The aging of financial assets at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2014		2015
	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	3,553	30	2,675	28
Past due less than one year	143	58	136	53
Past due more than one year	181	143	163	121
	3,877	231	2,974	202

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2014	2015
	NIS millions	NIS millions

Balance at January 1	274	231
Impairment loss recognized	(74)	(61)
Doubtful debt expenses	31	32
Balance at December 31	231	202

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the trade receivable directly.

Liquidity risk

The following are the maturities of contractual of financial liabilities and other non-contractual liabilities, including estimated interest payments and excluding the impact of netting agreements:

December 31, 2015	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(3,896)	(4,549)	(909)	(996)	(610)	(957)	(1,077)
Trade and other payables	(808)	(808)	(808)	-	-	-	-
Forward exchange contracts on CPI	(32)	(32)	(15)	(3)	(14)	-	-
Long-term liabilities to trade payables	(5)	(5)	-	-	-	(5)	-
	(4,741)	(5,394)	(1,732)	(999)	(624)	(962)	(1,077)

* Including accrued interest on debentures. In February 2015, the Company exchanged a portion of Series D and E debentures with new debentures of the Company's Series H and I, respectively. For further details, see Note 17.

December 31, 2014	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(4,807)	(5,295)	(1,338)	(1,278)	(1,345)	(817)	(517)
Trade and other payables	(882)	(882)	(882)	-	-	-	-
Forward exchange contracts on CPI	(31)	(31)	(23)	(4)	-	(4)	-
Long-term liabilities to trade payables	(1)	(1)	-	(1)	-	-	-
	(5,721)	(6,209)	(2,243)	(1,283)	(1,345)	(821)	(517)

* Including accrued interest on debentures.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI

The Group's exposure to foreign currency risk and CPI is as follows:

	December 31, 2014			December 31, 2015
	In or linked			In or linked
	to foreign			to foreign
	currencies	Linked		currencies	Linked
	(mainly USD)	to CPI	Unlinked	(mainly USD)	to CPI	Unlinked
	NIS millions			NIS millions
Current assets
Cash and cash equivalents	39	-	1,119	42	-	719
Current investments, including derivatives	1	268	252	1	141	139
Trade receivables	110	-	1,307	77	-	1,177
Other receivables, including derivatives	1	-	6	-	1	5

Non- current assets
Long-term receivables	-	18	525	-	3	467

Current liabilities
Current maturities of debentures	-	(792)	(300)	-	(570)	(164)
Trade payables and accrued expenses	(262)	-	(511)	(325)	-	(352)
Other current liabilities, including derivatives	(1)	(120)	(179)	-	(82)	(172)

Non- current liabilities
Debentures	-	(2,444)	(1,104)	-	(2,107)	(947)
Other non- current liabilities	(1)	(8)	-	-	(17)	(5)
	(113)	(3,078)	1,115	(205)	(2,631)	867

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

The Group's exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	December 31, 2015
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	98	1
Forward exchange contracts on CPI	CPI	NIS	1,200	(32)
Foreign currency call options	USD	NIS	20	-
Foreign currency put options	NIS	USD	117	-

	December 31, 2014
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	19	-
Forward exchange contracts on CPI	CPI	NIS	1,925	(31)
Foreign currency call options	USD	NIS	97	1

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

Sensitivity analysis

A change of the CPI as at December 31, 2015 and 2014 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2014.

		Equity	Net income
	Change	NIS millions	NIS millions

December 31, 2015
Increase in the CPI of	2.0%	(16)	(16)
Increase in the CPI of	1.0%	(6)	(6)
Decrease in the CPI of	(1.0%)	4	4
Decrease in the CPI of	(2.0%)	9	9

December 31, 2014
Increase in the CPI of	2.0%	(17)	(17)
Increase in the CPI of	1.0%	(8)	(8)
Decrease in the CPI of	(1.0%)	8	8
Decrease in the CPI of	(2.0%)	17	17

Sensitivity of change in foreign exchange rate is immaterial as at December 31, 2015 and 2014.

Interest rate risk

Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments, not including derivatives, was:

	Carrying amount
	2014	2015
	NIS millions	NIS millions
Fixed rate instruments
Financial assets	1,541	985
Financial liabilities	(4,640)	(3,788)
	(3,099)	(2,803)
Variable rate instruments
Financial assets	6	2
Financial liabilities	-	-
	6	2

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Fair value sensitivity analysis for fixed rate instruments

A change of interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2015
Fair value sensitivity (net)	(8)	8	(4)	4	(8)	8	(4)	4

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2014
Fair value sensitivity (net)	(14)	14	(7)	7	(14)	14	(7)	7

Cash flow sensitivity analysis for variable rate instruments

A change of 1% in interest rates at the end of the reporting period would have increased (decreased) equity and profit or loss by immaterial amounts.

Fair Values

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	December 31, 2014		December 31, 2015
	Book value	Fair value	Book value	Fair value*
	NIS millions		NIS millions
Debentures including current maturities and accrued interest	(4,807)	(5,107)	(3,896)	(4,198)

* The fair value includes principal and interest in a total sum of approximately NIS 476 million, paid in January 2016, after the end of the reporting period.

The fair value of marketable debentures is determined by reference to the quoted closing asking price at the reporting date (level 1).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	280	-	-	280
Derivatives	-	1	-	1
Total assets	280	1	-	281

Financial liabilities at fair value through profit or loss
Derivatives	-	(32)	-	(32)
Total liabilities	-	(32)	-	(32)

There have been no transfers during the year between Levels 1 and 2.

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	520	-	-	520
Long-term receivables	-	49	-	49
Derivatives	-	1	-	1
Total assets	520	50	-	570

Financial liabilities at fair value through profit or loss
Derivatives	-	(32)	-	(32)
Total liabilities	-	(32)	-	(32)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(3)	Details regarding fair value measurement at Level 2

Financial instrument	Valuation method for determining fair value

Forward contracts	Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Foreign currency options	Fair value is measured based on the Black-Scholes formula.

(4)	Offset of financial assets and financial liabilities

The following table sets out the carrying amounts of recognized financial instruments that were offset in the consolidated statements of financial position:

	December 31, 2015
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	362	(303)	59
		362	(303)	59
Financial liabilities
Trade payables and accrued expenses	13	(336)	303	(33)
		(336)	303	(33)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(4)	Offset of financial assets and financial liabilities (cont'd)

	December 31, 2014
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	342	(238)	104
		342	(238)	104
Financial liabilities
Trade payables and accrued expenses	13	(264)	238	(26)
		(264)	238	(26)

Note 22 - Revenues

Composition

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions
Revenues from equipment	942	1,005	1,048
Revenues from services:
Cellular services	2,797	2,487	2,121
Land-line communications services	*1,042	*940	866
Other services	146	138	145
Total revenues from services	3,985	3,565	3,132
Total revenues	4,927	4,570	4,180

*Reclassified

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 23 - Cost of Revenues

Composition

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions
According to source of income:
Cost of revenues from equipment	719	744	763
Cost of revenues from services	2,271	1,983	2,000
	2,990	2,727	2,763
According to its components:
Cost of revenues from equipment	719	744	763

Rent and related expenses	365	310	332
Salaries and related expenses	298	260	265
Fees to other operators and others	882	761	789
Cost of value added services	149	114	86
Depreciation and amortization	418	410	381
Royalties and fees	91	98	96
Other	68	30	51
Total cost of revenues from services	2,271	1,983	2,000
	2,990	2,727	2,763

Note 24 - Selling and Marketing Expenses

Composition

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	305	277	278
Commissions	161	197	196
Advertising and public relations	62	46	26
Depreciation and amortization	86	59	38
Other	103	93	82
	717	672	620

Note 25 - General and Administrative Expenses

Composition

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	137	121	114
Depreciation and amortization	172	141	143
Rent and maintenance	74	62	59
Data processing and professional services	48	57	51
Allowance for doubtful accounts	81	31	32
Other	58	51	66
	570	463	465

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 26 - Other Expenses

In April 2015, the Group, in collaboration with the employees' representatives, launched a new voluntary retirement plan for employees, following which, the Company recorded an expense in an amount of approximately NIS 25 million in the second quarter of 2015, with respect to employees joining this plan (in the second quarter of 2014, the Company recorded an expense in an amount of approximately NIS 39 million in respect of another voluntary retirement plan for employees).

Note 27 - Financing Income and Expenses

Composition

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions
Interest income on deposits	15	6	2
Interest income from installment sale transactions	83	61	47
Net change in fair value of financial assets measured at fair value through profit or loss	20	15	5
Premium amortization	21	18	-
Foreign exchange differences and other	17	-	1
Financing income	156	100	55

Linkage expenses to CPI and interest expenses on long-term liabilities	(385)	(251)	(169)
Net change in fair value of derivatives	(14)	(33)	(32)
Discount amortization	-	-	(22)
Foreign exchange differences and other	(3)	(14)	(9)
Financing expenses	(402)	(298)	(232)
Net financing expenses recognized in profit or loss	(246)	(198)	(177)

Note 28 - Income Tax

A. Details regarding the tax environment of the Group

Corporate tax rate

(a)	Presented hereunder are the tax rates relevant to the Company in the years 2013-2015:

2013 - 25%

2014 - 26.5%

2015 - 26.5%

Current taxes for the reported periods are calculated according to the tax rates presented above.

On January 4, 2016, after the end of the reporting period, the Knesset plenum passed The Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from 2016.

If the law had been substantively enacted before December 31, 2015, the effect of the change on the financial statements as at December 31, 2015 would have been reflected in a decrease in the deferred tax liabilities in the amount of NIS 14 million and a decrease in the deferred tax assets in the amount of NIS 7 million. The effect of the change in the deferred tax balances would have been recognized against deferred tax income in the amount of NIS 7 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

(b)	On January 12, 2012, Amendment 188 to the Ordinance was issued, by which the Temporary Order was amended so that Standard 29 shall not apply also when determining the taxable income for 2010 and 2011. On July 31, 2014 an amendment no. 202 to the Ordinance was issued, by which the Temporary Order was extended to the 2012 and 2013 tax years, effective retroactively as from January 1, 2012.

B.	Composition of income tax expense (income)

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions

Current tax expense (income)
Current year	128	96	45
Adjustments for prior years, net	(1)	(5)	-
	127	91	45

Deferred tax expense (income)
Creation and reversal of temporary differences	(17)	19	(9)
Change in tax rate	7	-	-
	(10)	19	(9)

Income tax expense	117	110	36

C.	Income tax in respect of other comprehensive income

	Year ended December 31, 2015
	Before tax	Tax benefit	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive loss items	(2)	1	(1)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

C.	Income tax in respect of other comprehensive income (cont'd)

	Year ended December 31, 2014
	Before tax	Tax expenses	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive income items	12	(3)	9

	Year ended December 31, 2013
	Before tax	Tax benefit	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive loss items	(3)	1	(2)

D.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions

Profit before taxes on income	405	464	133
Primary tax rate of the Group	25%	26.5%	26.5%

Tax calculated according to the Group’s primary tax rate	101	123	35

Additional tax (tax saving) in respect of:

Non-deductible expenses	6	3	5
Taxes in respect of previous years	(1)	(5)	-
Effect of change in tax rate	7	-	-
Tax exempt income	(2)	(6)	(1)
Other differences	6	(5)	(3)

Income tax expenses	117	110	36

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

E.	Deferred tax assets and liabilities

(1)	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2015	61	(211)	1	11	15	(123)
Changes recognized in profit or loss	(8)	10	-	(3)	10	9
Changes recognized in other comprehensive income	-	-	-	-	-	-

Balance of deferred tax asset (liability) as at December 31, 2015	53	(201)	1	8	25	(114)

Deferred tax asset	53	39	1	8	26	127
Offset of balances						(118)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2015						9

Deferred tax liability	-	(240)	-	-	(1)	(241)
Offset of balances						118

Deferred tax liability in the consolidated statements of financial position as at December 31, 2015						(123)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

E.	Deferred tax assets and liabilities (cont’d)

(1)	Recognized deferred tax assets and liabilities (cont’d)

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2014	73	(205)	5	15	12	(100)
Changes recognized in profit or loss	(12)	(6)	-	(4)	3	(19)
Changes recognized in other comprehensive income	-	-	(4)	-	-	(4)

Balance of deferred tax asset (liability) as at December 31, 2014	61	(211)	1	11	15	(123)

Deferred tax asset	61	36	1	11	18	127
Offset of balances						(110)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2014						17

Deferred tax liability	-	(247)	-	-	(3)	(250)
Offset of balances						110

Deferred tax liability in the consolidated statements of financial position as at December 31, 2014						(140)

(2)	Unrecognized deferred tax liability

As at December 31, 2015 and 2014, a deferred tax liability for temporary differences related to an investment in a subsidiary was not recognized because the decision as to whether to sell the investment rests with the Group and it is satisfied that it will not be sold in the foreseeable future.

F.	Tax assessments

The Company and Netvision have received final tax assessments up to and including the year ended December 31, 2011 (2011 fiscal year).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 29 - Operating Leases

Non-cancelable operating lease rentals are payable as follows:

December 31,
2015
NIS millions
Less than one year	205
Between one and five years	646
More than five years	240
1,091

During the year ended December 31, 2015, NIS 285 million was recognized as expenses in respect of operating leases in the consolidated statements of income (2014 and 2013, NIS 258 million and NIS 276 million, respectively).

Major operating lease and service agreements:

a.	Office buildings and warehouses - there are lease agreements for periods of up to 14 years.

b.	Switching stations- there are lease agreements for switching station locations for periods of up to 18 years.

c.	Cell sites- there are lease agreements for cell sites for periods of up to 21 years.

d.	Service centers, retail stores and stands - there are lease agreements for service and installation centers and stands for periods of up to 13 years.

e.	Motor vehicles - lease for a period of 3 years.

Note 30 - Commitments

1.	The Group has commitments regarding the license it was granted in 1994, most of which are:

a.	Not to pledge any of the assets used to execute the license without the advance consent of the Ministry of Communications.

b.	The Company's shareholders' joint equity, combined with the Company's equity, shall not amount to less than US$ 200 million. Regarding this stipulation, a shareholder holding less than 10% of the rights to the Company's equity is not taken into account.

The Group is in compliance with the above conditions. See also Note 32(5), regarding the change in control in IDB and consequently indirectly in the Company.

2.	As at December 31, 2015, the Group has commitments to purchase equipment for the communications networks, end user equipment, systems and software maintenance, and content and related services, in a total amount of approximately NIS 414 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

3.	In September 2014, the Company and Pelephone Communications Ltd, or Pelephone, entered into a co-operation agreement regarding maintenance services for passive elements of cell sites, including unifying passive elements and streamlining costs, through a common contractor. In July 2015, the Israeli Antitrust Commissioner approved the co-operation agreement for a period of ten years under certain conditions. However, the parties have been unable to progress its execution and the Company can provide no assurance that such co-operation will occur in the future.

4.	Between 2003 and 2015, Netvision entered into a number of agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus, for the purchase of rights of use of certain telecommunications capacities on Med Nautilus' communications cables, as well as maintenance and operation services relating to these cables. Over the last few years Netvision has increased the capacity purchased for significantly lower prices, as well as reduced maintenance costs. The term of the agreement with respect to capacity purchased from Med Nautilus is in effect until May 2032. Netvision has the option to terminate agreements with respect to parts of the capacity in 2022 and 2027. The remainder of the obligation under all existing agreements as of December 31, 2015 is NIS 204 million.

5.	In February 2015, the Company entered a collective employment agreement with its employees' representatives and the Histadrut (an Israeli union labor) for a term of 3 years (2015-2017). The agreement applies to the Company's and 013 Netvision Ltd.'s (the Company's indirect wholly owned subsidiary) employees, excluding certain managerial and specific positions. The agreement defines employment policy and terms in various aspects, including: minimum wages, annual salary increase, incentives, benefits and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal, including management and employees' representative respective authority with regards to each. The agreement includes terms, whereby the employees are entitled to participate in the Company's operational income over a certain threshold and enjoy additional payments, under certain conditions. The estimated cost of the agreement over its term is expected to be approximately NIS 200 million, before tax, based on the Group's forcasts. In the first quarter of 2015, the Company has recorded a one-time expense in the amount of approximately NIS 30 million in the statements of income in respect of the agreement.

6.	In May 2015, the Company entered into a loan agreement with two Israeli financial institutions, or Lenders, according to which the Lenders have agreed, subject to certain customary conditions, to provide the Company two deferred loans for the total principal amount of NIS 400 million, without any linkage, as follows:

a.	A loan principal amount of NIS 200 million will be provided to the Company in June 2016, and will bear an annual fixed interest of 4.6%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

b.	A loan principal amount of NIS 200 million will be provided to the Company in June 2017, and will bear an annual fixed interest of 5.1%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

Under the agreement, the interest rate may be subject to certain adjustments. Until the provision of the loans, the Company is required to pay the Lenders a commitment fee. The Company may cancel or prepay one or both loans, subject to a certain cancelation fee or prepayment fee, as applicable. The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, events of default and financial covenants applicable to the Company's series F through I debentures (which are included in Note 17 to the annual financial statements).

7.	In August 2015, the Company entered into a loan agreement with an Israeli bank, or Lender, according to which the Lender has agreed, subject to certain customary conditions, to provide the Company a deferred loan in a principal amount of NIS 140 million, without any linkage, which will be provided to the Company in December 2016, and will bear an annual fixed interest of 4.9%. The loan's principal amount will be payable in five equal annual payments on June 30 of each of the years 2018 through 2022 (inclusive).

Under the Agreement, the interest rate may be subject to certain adjustments. Until the provision of the loan, the Company is required to pay the Lender a commitment fee and if the Company does not borrow - certain additional fees. The Company may borrow the loan earlier, in which case the repayment shall be earlier and may prepay the loan, subject to a prepayment fee. The agreement also includes certain events which if not approved by the Lender allow the Lender to notify the Company of an acceleration of the repayment of the loan.

The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, financial covenants and event of defaults applicable to the Company's series F through I debentures, with certain modifications, including foreclosure, materialization of a pledge, execution actions, receivership and (subject to certain exclusions) sale of assets, in a specified certain lower amount, a failure to operate in a field which is material to the Company's operations and mergers and changes of formation (with more limited exclusions) will trigger an event of default. In case the Company provides stricter financial covenants to another financial institution or debenture holder, those will apply to this agreement as well.

8.	In November 2015, the Company entered an agreement (the “Agreement”) with Golan Telecom Ltd., or Golan, and its shareholders for the purchase of 100% of the shares of Golan, an Israeli cellular operator, for the sum of NIS 1.17 billion ("Purchase Price").

The main provisions of the Agreement include:

•	In consideration of 100% of Golan's shares, the Company shall pay Golan's shareholders the Purchase Price, subject to certain receivables and payables adjustments and adjustments due to specified material adverse events with respect to Golan that are specified in the Agreement.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

•	Up to NIS 400 million out of the Purchase Price shall be paid in the form of a 5 year mandatorily convertible note issued to the sellers by the Company. The note shall be repaid through the issuance of ordinary shares of the Company, with a value equal to the principal amount of the note (the number of shares to be computed based on the Company's average share trading price in the Tel Aviv Stock Exchange shortly after the closing date, minus a certain discount). The sellers may request conversion or assign the note at any time after the second anniversary of the closing date. Until conversion, the note will entitle its holder to a fixed deferred amount equal to 3.5% of the principal per annum paid semi-annually and other customary adjustments. Upon conversion or maturity, the Company may elect, at its sole discretion, to repay the sellers by the equivalent market value of the shares, rather than issue the shares. Golan's shareholders will receive limited customary registration rights in relation to such shares.

•	Previous network sharing agreements between the Company and Golan, which were subject to the approvals of the Israeli Ministry of communications, or MOC, and the Israeli Antitrust Commissioner, which were not granted, are void. According to a previous agreement between the parties, if the said approvals will not have been granted until December 31, 2015, Golan would have been obligated to pay the Company the difference between the reduced payment it actually paid and the full payment it was required to pay according to the national roaming agreement, for the national roaming services provided and to be provided by the Company to Golan from July 2014 until December 31, 2015. As part of the Agreement, the parties further agreed to postpone the payment date for such difference, which was set to NIS 600 million, until the earlier of the valid termination of the Agreement or the lapse of 12 months from the signing of the Agreement, if no closing is reached by then.

•	Golan shall continue to purchase national roaming services from the Company, until the earlier of the closing date or a certain date specified in the Agreement following its termination date and as of January 2016, shall increase its monthly payment to the Company to approximately NIS 21 million. After closing, the Company shall no longer receive national roaming revenues from Golan.

•	The Agreement contains generally customary representations, covenants, indemnification arrangements, closing conditions and termination terms. Specific closing conditions include the receipt of the approvals of the MOC and the Antitrust Commissioner, and absence of a material adverse change in Golan's condition, as defined in the Agreement. The Agreement can be terminated by either party if closing does not occur until the lapse of 12 months from the Agreement date.

The Company intends to finance the Purchase Price through a combination of equity and debt. The Company expects that in addition to the said NIS 400 million convertible note, it would issue approximately NIS 200 million of equity (which may include a rights offering - for additional details see Note 19, regarding Capital and Reserves) and will finance the remainder from internal sources and debt raising.

There is no assurance that the Agreement shall be approved by the Israeli regulators, nor as to the execution of such a sale.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the consolidated financial statements in respect of all lawsuits against the Group amounted to NIS 54 million (see also Note 14, regarding Provisions).

Described hereunder are the outstanding lawsuits against the Group, classified into groups with similar characteristic. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group.

1.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly purported class actions, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. As of December 31, 2015, the amounts claimed from the Group by its customers sum up to NIS 23.84 billion (including a class action as detailed below). In addition, there are other purported class actions against the Group, in which the amount claimed has not been quantified if certified as class actions and in respect of which the Group has an additional exposure to the above mentioned. In addition, there are other purported class actions for approximately NIS 2.35 billion, that have been filed against the Group and other defendants together without specifying the amount claimed from the Group, which the Group has an additional exposure to the above mentioned and there are other purported class actions, that have been filed against the Group and other defendants together in which the amount claimed has not been quantified if certified as class actions and in respect of which the Group has an additional exposure to the above mentioned.

In November 2013, the District Court of Central Region approved a request to certify a lawsuit filed against the Group in September 2011 as a class action, relating to an allegation that the Group breached the agreements with its subscribers by failing to provide them with the full rebates they are entitled to under their agreements. The total amount claimed was estimated by the plaintiff to be approximately NIS 15 million.

Of all the consumer purported class actions, in five purported class actions in a total amount estimated by the plaintiffs to be approximately NIS 80 million and in two purported class action for approximately NIS 481 million that has been filed against the Group and other defendant together without specifying the amount claimed from the Group, and in three purported class actions that has been filed against the Group without specifying the amount claimed from the Group, settlement agreements or dismissal arrangements were filed with the court and the procedures are still pending.

Of all the consumer purported class actions, there are five purported class actions for approximately NIS 353 million, and another purported class action, in which the amount claimed has not been quantified if certified, which at this early stage it is not possible to assess their chances of success.

After the end of the reporting period, seven purported class actions against the Group, in the total sum estimated by the plaintiffs to be approximately NIS 360 million, a purported class action for

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

approximately NIS 139 million, that has been filed against the Group and other defendants together without specifying the amount claimed from the Group and another purported class action against the Group without specifying the amount claimed from the Group, were concluded.

After the end of the reporting period, a purported class action has been filed against the Group in the total sum estimated by the plaintiffs to be approximately NIS 11 million and two purported class actions have been filed against the Group, without specifying the amount claimed from the Group. At this early stage it is not possible to assess their chances of success.

Described hereunder are the outstanding consumer class actions and purported class actions against the Group broken down by amount claimed if the lawsuit is certified as class action, as of December 31, 2015:

Claim amount	Number of claims	Total claims amount (NIS millions)
Up to NIS 100 million	22	517
NIS 100-500 million	8	1,646
Above NIS 1 billion	2	21,675
Unquantified claims	13	-
Up to NIS 1 billion against the Group and other defendants together	5	845
Above NIS 1 billion against the Group and other defendants together	1	1,500
Unquantified claims against the Group and other defendants	2	-

Described hereunder are purported class actions against the Group, in which the amount claimed was NIS 1 billion or more:

1.	During the reporting period, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, in connection with allegations that the Company unlawfully violated the privacy of its subscribers.

2.	During the reporting period, a purported class action was filed against 013 Netvision Ltd., or Netvision, the Company's wholly owned subsidiary and three other defendants, alleging that another defendant unlawfully sold the other defendants, including Netvision, private data of its customers, which was used by the other defendants to approach such customers with commercial proposals. The amount claimed from each of the defendants allegedly purchasing the data, including Netvision, if the lawsuit is certified as a class action, was estimated by the plaintiff to be NIS 1,000 for each customer whose private data it allegedly purchased and/or each approach made to such customers, the total of which was assessed by the plaintiff to be approximately 1.5 million customers.

3.	During the reporting period, purported class action was filed against the Company and two other defendants, alleging that the defendants unlawfully offer cellular pre-paid calling cards for very high prices by allegedly coordinating such prices among them. The total amount claimed from all defendants, including the Company, if the lawsuit is certified as a class action, was estimated by the plaintiffs to be approximately NIS 13 billion, out of which, based on the data specified in the lawsuit by the plaintiff, an estimated amount of approximately NIS 6.7 billion is claimed from the Company.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

2.	Environmental claims

In the ordinary course of business, lawsuits have been filed against the Group in issues related to the environment, including lawsuits regarding non-ionizing radiation from cellular handsets and lawsuits in connection with the Company's sites. These are mostly purported class actions, relating to allegations for unlawful conduct or breach of license causing monetary and non-monetary damage (including claims for future damages).

As of December 31, 2015, there are two purported class actions against the Group in which the original total amounts claimed from the Group were approximately NIS 4.7 billion. In July 2014, the Court dismissed the motion to certify the class actions with prejudice except in respect of three issues that were detailed in settlements of similar class action claims made against Pelephone and Partner and approved by the court, which the Company was willing to adopt as well. These three issues relate to the cellular operators undertaking to provide certain information regarding non-ionizing radiation, sell certain accessories at a discount and conduct certain tests to handsets at certain circumstances, the execution of such undertakings is estimated by the Group in an immaterial amounts to the Group. In October 2014, the plaintiffs filed an appeal in respect of the settlements approved by court with Pelephone and Partner, inter alia, with respect to the tests to be conducted as aforesaid.

3.	Employees, subcontractors, suppliers, authorities and others claims

In the ordinary course of business, lawsuits have been filed against the Group by employees, subcontractors, suppliers, authorities and others which deal mostly in claims for breach of provisions of the law governing termination of employment and obligatory payments to employees, claims for breach of agreements, copyright and patent infringement and compulsory payments to authorities.

As of December 31, 2015, the amounts that are claimed from the Group under the said claims total approximately NIS 91 million. In addition, a lawsuit has been filed against the Company and two other cellular operators, for an alleged patent infringement in iPhone handsets, for non-monetary remedies.

Liens and guarantees

As part of issuance of the Series B, F ,G, H and I debentures and deferred loan agreements which the Company entered into, the Company committed not to create liens on its assets, subject to certain exceptions.

The Group has given bank guarantees as follows:

a.	To the Government of Israel (to guarantee performance of the Cellular License) - NIS 80 million.

b.	To the Government of Israel (to guarantee performance of the Licenses of the Group) - NIS 44 million.

c.	To suppliers, government institutions and other - NIS 227 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation

1.	Under an interim order issued by the Supreme Court in September 2010, the Company is unable to rely on the exemption from obtaining a building permit for the construction of radio access devices in cellular networks, other than to replace existing radio access devices in certain conditions, until regulations limiting such reliance are enacted or a different decision by the court is made. In 2015, the Attorney General notified the Israeli Supreme Court that a recommendation to enact regulations setting conditions for the application of the exemption is being considered. The Company requested a certain relaxation of the order and is awaiting the Court's decision.

2.	In May 2012, the Israeli Minister of Communications published a policy document regarding landline wholesale services, which mainly provided for: (1) the creation of an effective wholesale telecommunications access market in Israel, as Bezeq and Hot will allow other operators that do not own an infrastructure, to use their infrastructure in order to provide services to end users; (2) the gradual annulment of the structural separation in the Bezeq and Hot groups and its replacement with an accounting separation and change of the supervision on Bezeq retail tariffs to maximum tariffs rather than the current setting of fixed tariffs , generally depending on the development of a wholesale market and the state of competition in the market, and with relation to television broadcasting services, if there is a reasonable possibility of providing a basic package of television services through the internet by providers without a national landline infrastructure.

In February 2015, the wholesale landline market was formally launched in Israel (through non-automated operation) in regards to internet infrastructure services and in May 2015 the automated stage of the wholesale landline market was effected in regards to internet infrastructure services. Landline telephony service which was to be provided as of May 2015, has not been provided yet and in December 2015 the Ministry of Communications published a hearing for an alternative temporary one year resale telephony service for Bezeq's landline telephony, at substantially higher tariffs than those set for the telephony wholesale service. Further, although the wholesale market was formally applicable to Hot's infrastructure as well, Hot's infrastructure has been effectively excluded from the wholesale market and in January 2016, after the end of the reporting period, the Ministry of Communications published a hearing proposing to set maximum tariffs for Hot's wholesale internet infrastructure services and noting it will not interfere with the tariffs Hot has set for its wholesale telephony service.

In January 2016, after the end of the reporting period, the Ministry of Communications announced its intention to annul Bezeq and Hot's structural separation as part of its plan to ensure massive investment in fiber optics infrastructure in Israel and setting a framework for a wholesale market using such infrastructure.

3.	In May and July 2014, the Ministry of Communications set certain requirements for the approval of network sharing by the Ministry of Communications, including the following principles: (1) sharing of passive elements of cell sites and active sharing of antennas among all cellular operators are encouraged; (2) active sharing of radio networks using shared equipment and frequencies will be allowed only between an operator with a partial 3G network deployment and an operator with a full 3G network deployment, whereas such sharing will not be allowed for two operators with full 3G network deployment; (3) sharing of transmission from cell sites among operators sharing frequencies is generally allowed; (4) investing in a 4G network will be considered as meeting an operator's undertaking to deploy a 3G network under certain conditions; (5) approval of active sharing of radio networks using shared equipment and frequencies shall be for a limited period, only if there are at least three independent cellular networks in Israel, and is conditioned upon certain conditions, including: (i) the obligation to allow other operators to join on terms equal to the terms granted to the sharing operator with the smallest market share; (ii) the obligation to host a Mobile Virtual Network Operator without the other sharing operators' consent; (iii) the shared radio network must be operated through a joint entity held equally by the sharing operators, which entity will be required to obtain a license from the

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation (cont'd)

Ministry of Communications and will use the frequencies allocated to sharing operators; and (iv) the radio elements of the shared network will be held in equal parts by the sharing operators, and each of the sharing operators will have the right to use other sharing operators' passive infrastructure following termination of the agreement.

4.	In January 2015, the Israeli Ministry of Communications completed an 1800MHz frequencies tender, for 4G technologies (such as LTE, LTE Advanced). Participation in the tender was open for all current MNOs, MVNOs and other entities meeting certain condition and bands were awarded to the highest bidders. All existing MNOs and Marathon 018 Ltd., or Marathon, won bands in the tender (the Company was awarded 3MHz , for a period of 10 years, for the sum of NIS 6.5 million per 1MHz) and Marathon is expected to be awarded an MNO license. Under the tender terms, Marathon, Golan and Hot Mobile are eligible for up to 50% discount, 10% discount for each 1% addition to their market share, obtained over the next 5 years.

5.	As a result of a rights offering effected by IDB in February 2015 and the subsequent purchase of IDB shares previously indirectly held by Mr. Ben Moshe, one of IDB's controlling shareholders at the time, by corporations controlled by Mr. Elsztain, the other controlling shareholder in October 2015, the control of IDB and consequently indirectly of the Company, has changed and requires the approval of the Ministry of Communications, including in relation to the Israeli holding requirements included in our communications licenses, since Mr. Elsztain is not an Israeli citizen and resident. The Company has filed a formal request with the Ministry of Communications for its approval of such changes, which includes a request to amend the Company's communications licenses, including with regard to the Israeli holdings requirement in the Company set forth in such licenses and an extension period in order for the Company to comply with the updated provisions (which has not been granted yet). If the Company's request is not granted and some other accommodation is not provided by the Ministry of Communications, the Company may face sanctions, which, according to the terms of the Company's licenses, could include the suspension or revocation of the Company's licenses.

Note 33 - Related Parties

A.	Balance sheet

	December 31,	December 31,
	2014	2015
	NIS millions	NIS millions
Current assets	5	3
Current liabilities	1	-
Long-term liability - debentures (including current maturity)*	136	6

* Debentures balance held by related parties, which includes debentures held for the benefit of the public, through, among others, provident funds, mutual funds and pension funds, as of December 31, 2015 and 2014, is NIS 53 million par value linked to the CPI and NIS 179 million par value linked to the CPI, respectively.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33 - Related Parties (cont'd)

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions
Income:

Revenues	8	12	16

Expenses:

Cost of revenues and other	26	24	25

In the ordinary course of business, from time to time, the Group purchases, leases, sells and cooperates in the sale of goods and services or otherwise engages in transactions with entities that are members of the IDB group or other interested or related parties.

The Group has examined said transactions and believes them to be on commercial terms comparable to those that the Group could obtain from/ provide to unaffiliated parties.

C.	Key management personnel compensation

In addition to their salaries, the Group also provides non-cash benefits to executive officers (such as a car, medical insurance, etc.), and contributes to a post-employment defined benefit plan on their behalf.

The Group has undertaken to indemnify the Group's directors and officers, as well as certain other employees for certain events listed in the indemnifications letters given to them.  The aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts the Group receives from the Group’s insurance policy plus 30% of the Group’s shareholders’ equity as of December 31, 2001 or NIS 486 million, adjusted for changes in the Israeli CPI.

Executive officers also participate in the Group’s share option program (see Note 20, regarding Share-Based Payments).

Key management personnel compensation is comprised of:

	Year ended December 31,
	2013	2014	2015
	NIS millions	NIS millions	NIS millions
Short-term employee benefits	4	3	4
Share-based payments	1	-	1

	5	3	5

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33 - Related Parties (cont'd)

D.	Agreements with DIC

In October 2006, the Company entered into an agreement with DIC pursuant to which DIC provides the Company with advisory services in the areas of management, finance, business and accountancy. In October 2015, the agreement was amended so that the annual consideration for DIC management services would be equal to the director's fees (both the annual fee and the meeting attendance fee) paid to the Company's external and independent director (which is in the amount of NIS 115,400 per year and NIS 3,470 per meeting, adjusted for changes in the Israeli CPI for December 2007. In 2015, after giving effect to the CPI adjustments, these amounts equaled approximately NIS 135,000 and approximately NIS 4,000, respectively), for each director that DIC nominates or proposes to our Board of Directors, but no more than five directors (replacing the fixed consideration of NIS 2 million (linked to the Israeli Consumer Price Index for June 2006) plus VAT per year, paid to DIC until December 31, 2014). Currently, the Company's Board of directors includes two directors nominated by DIC. This agreement is for a term of one year and is automatically renewed for one-year terms (however the extension thereof after October 2018 requires the approvals of the parties organs according to the Israeli Companies Law), unless either party provides 60 days prior notice to the contrary.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	March 15, 2016	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary